UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and six-month periods ended September 30, 2021, and a press release announcing the second quarter and half-year 2021/22 financial results of the Company, which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit	Description
99.1	Press release dated December 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: December 10, 2021

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F/A filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and six months ended September 30, 2021 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F/A for the year ended March 31, 2021 as filed with the SEC on December 7, 2021 (the “Form 20‑F/A”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended September 30, 2021 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Other Developments.

•Results of Operations, containing a year-over-year and over two years (to compare vs. pre-Covid period) analysis of our financial results for the three and six months ended September 30, 2021 as well as segment information.

•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the supplemental liquidity facility

Business Overview
Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Segment (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including DCC, for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) following the business combinations with ZigZag Global, a leading e-commerce returns platform as well as with Yocuda, a leading eReceipts platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and CRTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and CRTS as separate reporting segments, as well as describe the business as a whole.

COVID-19
A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. As a result of various waves of the COVID-19 outbreak cases worldwide, governments delayed their decisions to open the economy for travel, especially into the EU. Consequently, Global Blue’s Revenue for the financial year ended March 31, 2021 declined 89% versus prior year. Following the approvals of various COVID-19 vaccines, progressive vaccination and the introduction of the COVID-19 certificates, international travelling started to gradually re-open and consequently, shops started to see international travelers back requesting their Tax Free Forms, with the exception of Asia, where inbound and outbound travelling still observes a number of restrictions.

Global Blue monitors the levels of business recovery by looking at its Revenue levels compared to the same period of FY19/20 (pre-Covid) and neutralizing the effect of acquisitions. During the periods reported, the Company observed a noticeable recovery trend; as noted above, FY20/21 closed with a Revenue decline of 89.4% versus FY19/20, for the three months ended June 30, 2021 the Revenue levels vs. FY19/20 have reduced the gap to a decline of 86.1% and for the three months ended September 30, 2021, the gap further contracted and registered a Revenue decline of 77.7% compared with FY19/20. The levels of recovery is however different between Europe where the Revenue for the three months ended September 30, 2021 versus FY19/20 declined 77.3% whereas Asia’s Revenue for the same period declined 80.4%; management therefore anticipates that Global Blue’s performance may continue to recover in line with the recent trend.
Our results of operations for the three and six months ended September 30, 2021 continue to reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020. Despite the recent positive recovery trend, given the global and evolving nature of the outbreak, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately quantified at this time. This also applies to the new variant named "Omicron" for which, as of the date of the publication of this report, there are no clear indications on how easily it spreads or the severity of illness it causes, or how well available vaccines and medications work against it. Various governments have already announced a mix of short-term preventative measures, which Global Blue is currently assessing. At this stage, Global Blue is unable to assess whether, and how international travel and/or the level of extra-regional shopping activity around the world could be affected, and hence what impact it could have on Global Blue's operations and financial results.
As highlighted in previous reports and for background, previous contagious disease outbreaks, such as the SARS outbreak in 2003 and MERS in 2015, have historically temporarily curtailed, to varying degrees, international travel, with growth recovering afterwards to pre-outbreak levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds. It’s understood that the COVID-19 outbreak is more significant both in scale and the global preventative response thereto than previous contagious disease outbreaks and other previous travel disruptions. The COVID-19 outbreak as well as other travel disruptions (e.g., natural disasters, terrorist attacks and civil unrest) have negatively impacted Global Blue’s results of operations during the affected period, with the effects subsiding and reversing after the disruptions and their related effects end. Notwithstanding the foregoing, given the global and evolving nature of the COVID-19 outbreak, Global Blue cannot predict when the impacts of the COVID-19 outbreak will subside or how quickly thereafter international travel, consumer spending, and demand for tax-free shopping and Global Blue services will return to pre-outbreak levels.
At the early stages of the outbreak, Global Blue has adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs which are continuing:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Company to postpone certain tax payments.

For the financial year ended March 31, 2021 the Operating Expenses after excluding exceptional items (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance), depreciation and amortization and volume related operating expenses (“Variable Adjusted Operating Expenses”) were reduced by EUR84.2 million or 53.1% to EUR74.3 million from EUR158.5 million largely the result of the short-term measures implemented.
These short-term measures constituted the first phase of Fixed Adjusted Operating Expenses (Operating expenses excluding exceptional items and depreciation and amortization) reductions. The measures took advantage of various government support schemes, which in most cases have expired albeit some countries, such as Germany, still maintain them. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions in Fixed Adjusted Operating Expenses, which partially superseded the short-term measures. Once volumes return to normalized levels and the Company has fully implemented the long-term cost reduction measures, the level of annualized long-term savings is expected to be EUR 50 million, enabling the Company to operate with a materially lower cost structure.
The Fixed Adjusted Operating Expenses excluding CRTS costs for the six months ended September 30, 2021 vs. two years ago (pre-Covid) reduced by 44.6% and for the three months ended September 30, 2021 vs. two years ago (pre-Covid) decreased by 38.4%. The trend in the reporting period is illustrative of the execution plan to gradually replace the short-term by long-term savings.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent in key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and CRTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•CRTS SiS represents the original value of the goods being returned by the online shopper.

The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, CRTS SiS and Total SiS for the three and six months ended September 30, 2021, 2020 and 2019:

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020	2019	2021	2020	2019
	(in EUR billions)			(in EUR billions)
TFSS SiS	1.1	0.4	5.5	1.5	0.5	10.0
AVPS SiS	0.4	0.3	1.2	0.9	0.5	2.4
CRTS SiS	0.3	0.0	0.0	0.6	0.0	0.0
Total SiS	1.8	0.7	6.7	3.0	1.0	12.4

TFSS SiS
TFSS SiS increased by EUR0.7 billion to EUR1.1 billion for the three months ended September 30, 2021, from EUR0.4 billion for the three months ended September 30, 2020. This increase is mainly driven by relaxation of the COVID-19 restrictions which resulted in governments easing restriction measures, businesses cautiously reopening and gradually coming back to their normal levels of operations and allowing travel under certain conditions, in many countries conditional to a certificate of vaccination or COVID-19 test and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR4.4 billion, or 79.7%, to EUR1.1 billion for the three months ended September 30, 2021, from EUR5.5 billion for the three months ended September 30, 2019. This decrease is attributed to the outbreak of the COVID-19, which resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
TFSS SiS increased by EUR1.0 billion to EUR1.5 billion for the six months ended September 30, 2021, from EUR0.5 billion for the six months ended September 30, 2020. As noted above, this increase is attributed to the relief of the COVID-19 travel restrictions where many countries and regions are no longer imposing quarantines, entry bans or other restrictions to travelers, in most cases, provided they have been vaccinated or tested negative against COVID-19.
TFSS SiS decreased by EUR8.5 billion, or 84.9%, to EUR1.5 billion for the six months ended September 30, 2021, from EUR10.0 billion for the six months ended September 30, 2019. This decrease is attributed to the unprecedented travel restrictions put in place by most countries on inbound and outbound travel as an attempt to limit the spread of the SARS-COV2 virus.

AVPS SiS
AVPS SiS increased by EUR0.1 billion or 30.9% to EUR0.4 billion for the three months ended September 30, 2021, from EUR0.3 billion for the three months ended September 30, 2020 and as noted above, performance is gradually improving as a result of vaccination roll-out, introduction of COVID-19 vaccination certificates and consequently international travelling slowly resuming.
AVPS SiS decreased by EUR0.8 billion, or 63.8% to EUR0.4 billion for the three months ended September 30, 2021, from EUR1.2 billion for the three months ended September 30, 2019, performance significantly declined following the outbreak of the COVID-19 pandemic due to all the travel restrictive measures put in place at an unprecedented scale.
AVPS SiS increased by EUR0.4 billion to EUR0.9 billion for the six months ended September 30, 2021, from EUR0.5 billion for the six months ended September 30, 2020, performance is gradually improving as a result of the relaxation of the COVID-19 travel restrictions, assisted by vaccination certificates and/or negative tests.
AVPS SiS decreased by EUR1.5 billion, or 61.5% to EUR0.9 billion for the six months ended September 30, 2021, from EUR2.4 billion for the six months ended September 30, 2019, performance declined due to the above mentioned COVID-19 pandemic and consequent worldwide travel and social movement restrictions.

CRTS SiS
CRTS SiS for the three months ended September 30, 2021 were EUR0.3 billion and for the six months ended September 30, 2021 was EUR0.6 billion. These SiS resulted from the business combination with ZigZag Global and consequently, there is no historical data to compare with.

Certain Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and six months ended September 30, 2021, 2020 and 2019
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three and six months ended September 30, 2021, 2020 and 2019:

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Income Statement Data:
Total revenue	31.2	12.4	127.2	47.9	20.0	227.7
Of which: TFSS revenue	23.0	8.4	110.2	32.1	14.1	194.7
Of which: AVPS revenue	5.3	4.0	17.1	10.1	5.9	33.0
Of which: CRTS revenue	2.9	—	—	5.7	—	—
Operating expenses	(23.3)	(295.2)	(99.7)	(91.0)	(352.1)	(190.6)
Operating Profit/(Loss)	7.9	(282.8)	27.5	(43.0)	(332.0)	37.2
Finance Income	1.1	1.6	1.8	1.2	2.0	2.6
Finance Costs	(7.2)	(6.0)	(10.9)	(13.7)	(13.8)	(18.8)
Net finance costs	(6.1)	(4.5)	(9.1)	(12.5)	(11.8)	(16.2)
Profit/(Loss) before tax	1.8	(287.3)	18.4	(55.6)	(343.8)	21.0
Income tax benefit/(expense)	4.4	10.7	(5.7)	10.3	16.5	(9.0)
Profit/(Loss) for the period	6.2	(276.6)	12.8	(45.3)	(327.3)	12.0

Total revenue
Our Total revenue increased by EUR18.8 million to EUR31.2 million for the three months ended September 30, 2021, from EUR12.4 million for the three months ended September 30, 2020, as a result of the EUR14.6 million increase in TFSS revenue, a EUR1.3 million increase in AVPS revenue and EUR2.9 million increase in new revenue from the CRTS segment.
Our Total revenue decreased by EUR96.0 million, or 75.5%, to EUR31.2 million for the three months ended September 30, 2021, from EUR127.2 million for the three months ended September 30, 2019, as a result of the EUR87.2 million decrease in TFSS revenue, EUR11.8 million decrease in AVPS revenue and EUR2.9 million increase in new revenue from CRTS.
Our Total revenue increased by EUR27.9 million to EUR47.9 million for the six months ended September 30, 2021, from EUR20.0 million for the six months ended September 30, 2020, as a result of the EUR18.0 million increase in TFSS revenue, a EUR4.2 million increase in AVPS revenue and EUR5.7 million increase in new revenue from CRTS.
Our Total revenue decreased by EUR179.8 million, or 78.9%, to EUR47.9 million for the six months ended September 30, 2021, from EUR227.7 million for the six months ended September 30, 2019, as a result of the EUR162.6 million decrease in TFSS revenue, EUR22.8 million decrease in AVPS revenue and EUR5.7 million increase in new revenue from CRTS.
The revenue of our TFSS reporting segment increased by EUR14.6 million to EUR23.0 million for the three months ended September 30, 2021, from EUR8.4 million for the three months ended September 30, 2020. This increase reflects the gradual recovery of the tourism industry as a result of vaccination roll-out and consequently, governments having had the conditions to gradually relax the travel restrictions during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR87.2 million, or 79.1%, to EUR23.0 million for the three months ended September 30, 2021, from EUR110.2 million for the three months ended September 30,

2019. This decrease, largely in line with the decline of TFSS SiS, is entirely driven by the unprecedented disruption of the travel and tourism industry caused by the COVID-19 outbreak.
The revenue of our TFSS reporting segment increased by EUR18.0 million to EUR32.1 million for the six months ended September 30, 2021, from EUR14.1 million for the six months ended September 30, 2020. As noted above, the increase can be explained by the gradual opening of travelling and social movements.
The revenue of our TFSS reporting segment decreased by EUR162.6 million, or 83.5%, to EUR32.1 million for the six months ended September 30, 2021, from EUR194.7 million for the six months ended September 30, 2019. This decrease, largely in line with the decline of TFSS SiS, is attributed to the unprecedented disruption of the travel and tourism industry caused by the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR1.3 million or 31.6% to EUR5.3 million for the three months ended September 30, 2021, from EUR4.0 million for the three months ended September 30, 2020. This revenue increase is in line with the AVPS SiS increase.
The revenue of our AVPS reporting segment decreased by EUR11.8 million, or 69.0%, to EUR5.3 million for the three months ended September 30, 2021, from EUR17.1 million for the three months ended September 30, 2019 in line with the development of the AVPS SiS for the same period.
The revenue of our AVPS reporting segment increased by EUR4.2 million or 70.7% to EUR10.1 million for the six months ended September 30, 2021, from EUR5.9 million for the six months ended September 30, 2020. This increase reflects the gradual improvement of travel conditions.
The revenue of our AVPS reporting segment decreased by EUR22.8 million, or 69.2%, to EUR10.1 million for the six months ended September 30, 2021, from EUR33.0 million for the six months ended September 30, 2019. As cited above and in line with the AVPS SiS performance for the same period, this decrease reflects the unprecedented travel restrictions put in place by most countries, in particular, in relation to interregional travel.
The revenue of our CRTS reporting segment was EUR2.9 million for the three months ended September 30, 2021. Revenue from this reporting segment is new to this current financial year as a result of the business combination with ZigZag Global in March 2021.
The revenue of our CRTS reporting segment was EUR5.7 million for the six months ended September 30, 2021. As mentioned above the revenue from this reporting segment is new.

Operating expenses
The table below provides the key breakdown of the operating expenses:

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Total operating expenses	(23.3)	(295.2)	(99.7)	(91.0)	(352.1)	(190.6)
Amortization of intangible assets acquired through business combinations	(11.9)	(18.6)	(18.6)	(30.0)	(37.2)	(37.2)
Other Depreciation and amortization	(10.2)	(10.4)	(8.4)	(20.2)	(21.2)	(17.7)
Depreciation and amortization	(22.1)	(29.0)	(27.0)	(50.2)	(58.4)	(54.9)
Exceptional items	30.4	(249.2)	(7.3)	18.2	(254.1)	(9.2)
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)	(31.6)	(17.0)	(65.4)	(59.0)	(39.5)	(126.4)
Variable Adjusted Operating expenses	(6.7)	(0.7)	(28.2)	(11.4)	(3.2)	(46.7)
Fixed Adjusted Operating expenses	(24.9)	(16.3)	(37.3)	(47.7)	(36.3)	(79.7)

Depreciation and amortization
Our depreciation and amortization decreased by EUR6.9 million, or 23.9%, to EUR22.1 million for the three months ended September 30, 2021, from EUR29.0 million for the three months ended September 30, 2020.
Our depreciation and amortization decreased by EUR4.9 million, or 18.0%, to EUR22.1 million for the three months ended September 30, 2021, from EUR27.0 million for the three months ended September 30, 2019.
Our depreciation and amortization decreased by EUR8.2 million, or 14.1%, to EUR50.2 million for the six months ended September 30, 2021, from EUR58.4 million for the six months ended September 30, 2020.
Our depreciation and amortization decreased by EUR4.7 million, or 8.6%, to EUR50.2 million for the six months ended September 30, 2021, from EUR54.9 million for the six months ended September 30, 2019.
Our amortization of intangible assets acquired through business combinations decreased by EUR6.7 million or 36.1%, to EUR11.9 million for the three months ended September 30, 2021, from EUR18.6 million for the three months ended September 30, 2020. This decrease is due to completing amortization of the Currency Select Intangible Asset and some of Global Blue’s Customer Relationship assets acquired through business combinations partially offset by new amortization on assets from the ZigZag Global acquired business.
Our amortization of intangible assets acquired through business combinations decreased by EUR6.7 million to EUR11.9 million for the three months ended September 30, 2021, from EUR18.6 million for the three months ended September 30, 2019. As per above, this decrease is due to completely amortizing the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets partially offset by new amortization on assets from the ZigZag Global acquired business.

Our amortization of intangible assets acquired through business combinations decreased by EUR7.3 million or 19.5%, to EUR30.0 million for the six months ended September 30, 2021, from EUR37.2 million for the six months ended September 30, 2020 and drivers are the same as for the quarter.
Our amortization of intangible assets acquired through business combinations decreased by EUR7.2 million to EUR30.0 million for the six months ended September 30, 2021, from EUR37.2 million for the six months ended September 30, 2019 and drivers are the same as for the quarter.
Our other depreciation and amortization decreased by EUR0.2 million, or 2.0%, to EUR10.2 million for the three months ended September 30, 2021, from EUR10.4 million for the three months ended September 30, 2020. This is driven by the decrease of depreciation charges linked to lease contracts as part of the Company’s objective to reduce operating expenses.
Our other depreciation and amortization increased by EUR1.8 million, or 21.5%, to EUR10.2 million for the three months ended September 30, 2021, from EUR8.4 million for the three months ended September 30, 2019. This increase was primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation partially offset by lower depreciation of lease contracts.
Our other depreciation and amortization decreased by EUR1.0 million, or 4.7%, to EUR20.2 million for the six months ended September 30, 2021, from EUR21.2 million for the six months ended September 30, 2020. As mentioned above this decrease is driven by lower expenses on lease contracts.
Our other depreciation and amortization increased by EUR2.5 million, or 14.0%, to EUR20.2 million for the six months ended September 30, 2021, from EUR17.7 million for the six months ended September 30, 2019. This increase was also primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation.

Exceptional items
Our exceptional items were positive in the amount of EUR30.4 million for the three months ended September 30, 2021 mostly driven by the positive effect of EUR24.5 million for the change in fair value of warrants and the release for an Earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, of which the fair value was re-assessed and valued at nil, due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period partially offset by Corporate restructuring expenses of EUR2.5 million (expenses related with business combination of Yocuda and ZigZag Global) and business restructuring expenses of EUR0.9 million related to workforce reduction.
Our exceptional items were negative in the amount of EUR249.2 million for the three months ended September 30, 2020. The expenses relate mostly to i) corporate restructuring expenses of EUR246.4 million (mostly charges incurred associated with the capital reorganization and subsequent merger with FPAC), which included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR58.6 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical unamortized debt costs of EUR8.1 million partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts, a transaction bonus of EUR6.0 million and advisory expenses associated with the transaction of EUR41.9 million and ii) business restructuring expenses of EUR4.4 million mainly severance payments in a number of countries linked to the execution of the cost savings programs initiated by the management.
Our exceptional items were negative in the amount of EUR7.3 million for the three months ended September 30, 2019, of which includes EUR6.3 million of corporate restructuring expenses, a non-cash share-based revaluation charge for change in fair value of the liability for share-based payments recognized according to IFRS 2 as mentioned above.
Our exceptional items were positive in the amount of EUR18.2 million for the six months ended September 30, 2021. The positive effect corresponds mainly to a gain of EUR13.7 million for the change in fair value of warrants as noted above, a EUR9.6 million release of Earn-out provision linked to the business combination with ZigZag Global partially offset by share based payments charge EUR1.2 million, charge of EUR2.0 million linked to put option valuation related to business combination with Yocuda, business restructuring expenses EUR0.9 million, impairments and share based compensation charges.
Our exceptional items were negative in the amount of EUR254.1 million for the six months ended September 30, 2020. These expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC of EUR248.6 million (included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR59.7 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical capitalized debt refinancing costs EUR8.1 million and IFRS 9 conversion unwinding credit amount of EUR3.6 million, a transaction bonus of EUR6.0 million and advisory expenses associated with the transaction of EUR43.0 million) and business restructuring expenses of EUR7.0 million associated with severance and restructuring costs as the Company has begun implementing long-term reductions of Fixed Adjusted Operating Expenditures as short-term measures (government support) started to cease.
Our exceptional items were negative in the amount of EUR9.2 million for the six months ended September 30, 2019, of which EUR6.3 million were related to corporate restructuring expenses.

Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR14.6 million, or 86.2%, to EUR31.6 million for the three months ended September 30, 2021, from EUR17.0 million for the three months ended September 30, 2020. This increase is mainly attributable to EUR6.0 million increase of Variable Adjusted Operating expenses driven by increased volumes and EUR8.6 million increase in Fixed Adjusted Operating expenses , of which EUR2.0 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR33.8 million, or 51.7%, to EUR31.6 million for the three months ended September 30, 2021, from EUR65.4 million for the three months ended September 30, 2019. The decrease is attributable to EUR21.5 million or 76.2% decrease (83.4% decrease if excluding the impact of ZigZag Global) of Variable Adjusted Operating expenses mainly driven by volume-related costs and EUR12.3 million or 33.1% decrease (38.4% decrease if excluding the impact of ZigZag Global) in Fixed Adjusted Operating expenses due to cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR19.5 million, or 49.4%, to EUR59.0 million for the six months ended September 30, 2021, from EUR39.5 million for the six months ended September 30, 2020. This increase is mainly attributable to EUR8.1 million increase of Variable Adjusted Operating expenses driven by increased volumes and EUR11.4 million increase in Fixed Adjusted Operating expenses , of which EUR3.5 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR67.4 million, or 53.3%, to EUR59.0 million for the six months ended September 30, 2021, from EUR126.4 million for the six months ended September 30, 2019. The decrease is attributable to EUR35.4 million or

75.7% decrease (84.0% decrease if excluding the impact of ZigZag Global) of Variable Adjusted Operating expenses mainly driven by volume-related costs and EUR32.0 million or 40.2% decrease (44.6% decrease if excluding the impact of ZigZag Global) in Fixed Adjusted Operating expenses due to cost savings program implement by management as a result of the COVID-19 outbreak.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR6.0 million to EUR6.7 million for the three months ended September 30, 2021, from EUR0.7 million for the three months ended September 30, 2020. This is largely attributed to the increase in volumes in the same period.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR21.5 million, or 76.2% to EUR6.7 million for the three months ended September 30, 2021, from EUR28.2 million for the three months ended September 30, 2019. These volume-driven expenses decreased in accordance with Revenue, which decreased 75.5%.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR8.1 million to EUR11.4 million for the six months ended September 30, 2021, from EUR3.2 million for the six months ended September 30, 2020. These volume-driven expenses increased faster than Revenue, which increased 139.3% in the same period. This relationship between revenue and variable costs was impacted by the new cost structure of ZigZag Global which was acquired in March 2021. When neutralizing the effect of the new costs coming from ZigZag, the Variable Costs increased by EUR4.2 million, or 130.4% between these two periods which directionally compares with an increased Revenue of 111.1% in the same period.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR35.4 million, or 75.7% to EUR11.4 million for the six months ended September 30, 2021, from EUR46.7 million for the six months ended September 30, 2019. These volume-driven expenses decreased in accordance with Revenue, which decreased 78.9%.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR8.6 million or 52.7%, to EUR24.9 million for the three months ended September 30, 2021, from EUR16.3 million for the three months ended September 30, 2020. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses have increased 40.6%. As noted above, the short term cost saving measures applied by management gradually started to reduce (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which offset only partially the benefits from the short-term measures.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR12.3 million, or 33.1% (without ZigZag Global costs, they decreased 38.4%), to EUR24.9 million for the three months ended September 30, 2021, from EUR37.3 million for the three months ended September 30, 2019. These savings are a result of the combination of short and longer term cost saving measures put in place by the management as a consequence of the significant financial impact caused in the Company as a result of the COVID-19 outbreak.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR11.4 million or 31.4%, to EUR47.7 million for the six months ended September 30, 2021, from EUR36.3 million for the six months ended September 30, 2020. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses have increased 21.7%. As noted above, the short term cost saving measures applied by management gradually started to reduce (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which offset only partially the benefits from the short-term measures..
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR32.0 million, or 40.2% (without ZigZag Global costs, they decreased 44.6%), to EUR47.7 million for the six months ended September 30, 2021, from EUR79.7 million for the six months ended September 30, 2019. These savings are a result of the combination of short and longer term cost saving measures put in place by the management as a consequence of the significant financial impact caused in the Company as a result of the COVID-19 outbreak.

Net finance costs
Our net finance costs increased by EUR1.6 million, or 36.4%, to EUR6.1 million for the three months ended September 30, 2021, from EUR4.5 million for the three months ended September 30, 2020, mainly due to favorable foreign exchange results during the comparative period not recurring during the current period.
Our net finance costs decreased by EUR3.0 million, or 32.9%, to EUR6.1 million for the three months ended September 30, 2021, from EUR9.1 million for the three months ended September 30, 2019, mainly due to the more favorable interest conditions under the new financing facility of senior debt.
Our net finance costs increased by EUR0.8 million, or 10.0%, to EUR12.5 million for the six months ended September 30, 2021, from EUR11.8 million for the six months ended September 30, 2020, mainly due to less favorable foreign exchange results.
Our net finance costs decreased by EUR3.6 million, or 22.5%, to EUR12.5 million for the six months ended September 30, 2021, from EUR16.2 million for the six months ended September 30, 2019, mainly due to the more favorable interest conditions under the new financing facility of senior debt.

Income tax benefit/(expense)
Our income tax benefit is EUR4.4 million for the three months ended September 30, 2021, compared with a benefit of EUR10.7 million for the three months ended September 30, 2020.
Our income tax expense changed by EUR10.0 million to a benefit of EUR4.4 million for the three months ended September 30, 2021, compared with an expense of EUR5.7 million for the three months ended September 30, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak.
Our income tax benefit is EUR10.3 million for the six months ended September 30, 2021, compared with a benefit of EUR16.5 million for the six months ended September 30, 2020.
Our income tax expense changed by EUR19.3 million to a benefit of EUR10.3 million for the six months ended September 30, 2021, compared with an expense of EUR9.0 million for the six months ended September 30, 2019. As noted above, the deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak.

Non-IFRS Measures
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	6.2	(276.6)	12.8	(45.3)	(327.3)	12.0
Profit/(Loss) Margin (%)	19.8%	(N/A)	10.0%	(N/A)	(N/A)	5.3%
Income tax benefit/(expense)	4.4	10.7	(5.7)	10.3	16.5	(9.0)
Net finance costs	(6.1)	(4.5)	(9.1)	(12.5)	(11.8)	(16.2)
Exceptional items	30.4	(249.2)	(7.3)	18.2	(254.1)	(9.2)
Depreciation and amortization	(22.1)	(29.0)	(27.0)	(50.2)	(58.4)	(54.9)
Adjusted EBITDA	(0.4)	(4.6)	61.8	(11.1)	(19.5)	101.3
Adjusted EBITDA Margin (%)	(N/A)	(N/A)	48.6%	(N/A)	(N/A)	44.5%

Adjusted EBITDA
Our Adjusted EBITDA increased by EUR4.2 million to a loss of EUR0.4 million for the three months ended September 30, 2021 from a EUR4.6 million loss for the three months ended September 30, 2020. This performance is driven by the increase in Revenue of EUR18.8 million linked to the gradual recovery of the travel and tourism sector partially offset by lower savings in operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR62.2 million, to a loss of EUR0.4 million for the three months ended September 30, 2021, from a EUR61.8 million profit for the three months ended September 30, 2019. This was due to a EUR96.0 million decrease in Revenue linked to the COVID-19 outbreak and at the same time partially offset by a EUR33.8 million decrease in Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) due to lower volumes as well as the cost saving measures put in place by the management.
Our Adjusted EBITDA increased by EUR8.4 million to a EUR11.1 million loss for the six months ended September 30, 2021 from a EUR19.5 million loss for the six months ended September 30, 2020. As noted above, improvements in performance are primarily driven by increased Revenue linked to travel restrictions recovery.
Our Adjusted EBITDA decreased by EUR112.4 million, to a EUR11.1 million loss for the six months ended September 30, 2021, from a EUR101.3 million profit for the six months ended September 30, 2019. This was mainly due to a EUR179.8 million decrease in Revenue linked to the COVID-19 outbreak and this impact was partially offset by a EUR67.4 million reduction in Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) , part due to lower volumes and part due to cost saving measures put in place by the management.

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020	2019	2021	2020	2019
	(in EUR millions)			(in EUR millions)
TFSS Adjusted EBITDA	11.7	3.1	70.1	12.6	(0.6)	121.0
AVPS Adjusted EBITDA	3.0	2.1	9.9	4.9	2.7	19.0
CRTS Adjusted EBITDA	(1.1)	—	—	(1.8)	—	—
Unallocated costs	(14.1)	(9.8)	(18.2)	(26.7)	(21.5)	(38.7)
Total Adjusted EBITDA	(0.4)	(4.6)	61.8	(11.1)	(19.5)	101.3

Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR11.7 million and EUR3.0 million, respectively, and negative of EUR1.1 million for our new CRTS reporting segment, for the three months ended September 30, 2021. Additionally, there were EUR14.1 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR3.1 million and positive EUR2.1 million, respectively, for the three months ended September 30, 2020. Additionally, EUR9.8 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR70.1 million and EUR9.9 million, respectively, for the three months ended September 30, 2019. Additionally, EUR18.2 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR12.6 million and EUR4.9 million, respectively, and negative of EUR1.8 million for our new CRTS reporting segment, for the six months ended September 30, 2021. Additionally, EUR26.7 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was negative EUR0.6 million and positive EUR2.7 million, respectively, for the six months ended September 30, 2020. Additionally, EUR21.5 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR121.0 million and EUR19.0 million, respectively, for the six months ended September 30, 2019. Additionally, EUR38.7 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	5.8	(276.3)	10.9	(45.7)	(326.2)	8.2
Exceptional items	(30.4)	249.2	7.3	(18.2)	254.1	9.2
Amortization of intangible assets acquired through business combinations	11.9	18.6	18.6	30.0	37.2	37.2
Tax effect of adjustments	(3.0)	(4.5)	(5.2)	(5.8)	(8.3)	(7.6)
Adjusted Net Income/(Loss) (Group Share)	(15.7)	(13.0)	31.6	(39.7)	(43.1)	47.1
Our Adjusted Net Income/(Loss) (Group Share) increased by EUR2.8 million to a EUR15.7 million loss for the three months ended September 30, 2021, from a EUR13.0 million loss for the three months ended September 30, 2020.
Our Adjusted Net Income/(Loss) (Group Share) increased by EUR47.3 million to a EUR15.7 million loss for the three months ended September 30, 2021, from a EUR31.6 million profit for the three months ended September 30, 2019, as a result of the preceding movements.
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR3.4 million to a EUR39.7 million loss for the six months ended September 30, 2021, from a EUR43.1 million loss for the six months ended September 30, 2020.
Our Adjusted Net Income/(Loss) (Group Share) increased by EUR86.8 million to a EUR39.7 million loss for the six months ended September 30, 2021, from a EUR47.1 million profit for the six months ended September 30, 2019, as a result of the preceding movements.

Adjusted Effective Tax Rate

Adjusted Effective tax rate, defined as the Income tax benefit/(expense) adjusted for Tax effect of adjustments (i. Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii. Income tax effect on Exceptional items and iii. Exceptional tax items (mainly corporate income tax not related to the period)) divided by the adjusted profit/loss before tax.

	Three Months Ended September 30			Six Months Ended September 30
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	4.4	10.7	(5.7)	10.3	16.5	(9.0)
Tax effect of adjustments	(3.0)	(4.5)	(5.2)	(5.8)	(8.3)	(7.6)
(ii) Adjusted tax expenses	1.4	6.2	(10.9)	4.5	8.2	(16.6)
(iii) Profit/(Loss) before tax	1.8	(287.3)	18.4	(55.6)	(343.8)	21.0
Exceptional Items	(30.4)	249.2	7.3	(18.2)	254.1	9.2
Amortization of intangible assets acquired through business combinations	11.9	18.6	18.6	30.0	37.2	37.2
(iv) Adjusted Profit/(Loss) before tax	(16.7)	(19.5)	44.3	(43.8)	(52.4)	67.4
(i)/(iii) Effective Tax Rate (%)	(243.2)%	3.7%	30.7%	18.6%	4.8%	42.7%
(ii)/(iv) Adjusted Effective Tax Rate (%)	8.3%	31.8%	24.6%	10.3%	15.7%	24.6%

Our Adjusted Effective Tax Rate is 8.3% for the three months ended September 30, 2021, down from 31.8% for the three months ended September 30, 2020. The lower adjusted effective tax rate for the three months ended September 30, 2021 compared to the adjusted effective tax rate for the three months ended September 30, 2020 is mainly driven by the change of group’s weight of various jurisdictions with different corporate income tax rates.
Our Adjusted Effective Tax Rate is 8.3% for the three months ended September 30, 2021, down from 24.6% for the three months ended September 30, 2019. This change is mainly attributable to interest costs being capped in certain countries impacting tax deductibility as well as the change of group’s weight of various jurisdictions with different corporate income tax rates and loss making entities that have not recognized deferred tax assets on tax losses.
Our Adjusted Effective Tax Rate was 10.3% for the six months ended September 30, 2021, down from 15.7% for the six months ended September 30, 2020. The lower adjusted effective tax rate for the six months ended September 30, 2021 compared to the adjusted effective tax rate for the six months ended September 30, 2020 is, as noted above, driven by the change of group’s weight of various jurisdictions with different corporate income tax rates.
Our Adjusted Effective Tax Rate was 10.3% for the six months ended September 30, 2021, down from 24.6% for the six months ended September 30, 2019, as per above, linked to interest costs being capped in certain countries, reducing its tax deductibility as well as the change of group’s weight of various jurisdictions with different corporate income tax rates and loss making entities that typically don’t recognize deferred tax assets on tax losses.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the supplemental liquidity facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures. See “Net Working Capital”.
As the COVID-19 outbreak impacts soften and international travel and global economic activity started to resume, Global Blue experiences now a volume growth, which is leading to a material increase of its net working capital and consequently, liquidity requirements. Between March and September 2021, our net working capital needs increased by EUR55.3 million largely driven by the increased volumes. So far, this increase has been funded through cash and cash equivalents on our statement of financial position. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital is expected to be a function of the volumes (increases will lead to tie in working capital and decreases will lead to unwind working capital) and therefore the needs for the next twelve months cannot be accurately quantified at this time.
We require and will need significant cash resources to, among others, fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us, or at all.
As of September 30, 2021, the Company had cash and cash equivalents of EUR82.7 million, which were predominantly held in Euro. Approximately EUR3.1 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted.
As of September 30, 2021, the Company had EUR722.3 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR622.7 million in long-term financing (borrowings of EUR630.0 million less EUR7.3 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.6 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR83.4 million comprising of EUR64.4 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million) funded by certain selling shareholders (see “Supplemental Liquidity facility”), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.
The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and its local credit lines, which amounts to EUR166.0 million, will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given the near-term impacts of the COVID-19 outbreak, and that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the COVID-19 outbreak and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.
In scenarios wherein the low volume environment would return, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR12.4 million (operating expenses excluding exceptional items and depreciation and amortization that are fixed in nature EUR7.9 million, Capital Expenditures EUR1.7 million, Lease payments EUR1.0 million and Interest EUR1.8 million), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that are expiring or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR19.7 million pre-COVID-19 level. In this scenario, we would expect that most of the EUR55.3 million net working capital increase observed in the first six months consequence of recovery, would be converted back into liquidity as a consequence of declining volumes.
In the current scenario where the volumes started to recover for the three months ended September 30, 2021 and consequently the Company tied in significant working capital, the average monthly cash outflow excluding working capital reduced significantly to EUR 4.7 million thanks to the contribution brought in my higher revenue levels (Revenue inflow of EUR 10.4 million more than offset by Variable Adjusted Operating expenses EUR 2.2 million, Capital Expenditure EUR 1.9 million, Lease payments EUR 1.0 million and Interest EUR 1.8 million)
In scenarios wherein the business rebounds within the next 12 months, Global Blue took into account operating income improving but working capital requirements increasing.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Six Months Ended September 30
	2021	2020	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(81.5)	(47.3)	2.7
Net cash from/(used in) in investing activities	(14.0)	(9.0)	(18.6)
Net cash from/(used in) financing activities	(6.0)	83.2	(13.5)
Net foreign exchange differences	0.7	(2.3)	(1.2)
Net increase/(decrease) in cash and cash equivalents	(100.8)	24.6	(30.6)
Cash and cash equivalents at the beginning of the period	182.8	226.1	104.1
Cash and cash equivalents at the end of the period	82.7	249.9	75.1
Net change in bank overdraft facilities	0.7	(0.9)	1.6
Net change in cash and cash equivalents	(100.8)	24.6	(30.6)

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, net deductible financial income/(costs), income tax paid, interest paid, payment of provisions and changes in net working capital.
Net cash used in operating activities is EUR81.5 million for the six months ended September 30, 2021 driven by the negative results, Adjusted EBITDA was negative by EUR11.1 million, as well as an outflow of net working capital of EUR55.3 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities of EUR47.3 million for the six months ended September 30, 2020 was driven primarily due to a significant decline in Operating profit (see “COVID-19” above) in the period partially offset by an inflow of Net Working Capital of EUR25.4 million due to slow down of the business (see “Net Working Capital” below).
Net cash from operating activities is EUR2.7 million for the six months ended September 30, 2019, is attributable to the profit generated in the period largely offset by an outflow of net working capital of EUR64.2 million attributable to the pre-COVID high season where typically Global Blue ties in working capital (see “Net Working Capital” below)

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, acquisitions of subsidiaries (net of cash acquired), as well as acquisitions and divestitures of non-current financial assets.
Net cash used in investing activities is EUR14.0 million for the six months ended September 30, 2021 driven by an outflow of EUR9.2 million mainly from internally developed software and EUR3.0 million from Acquisition of subsidiaries net of cash acquired related to the business combination with Yocuda.
Net cash used in investing activities is EUR9.0 million for the six months ended September 30, 2020 primarily driven by EUR8.6 million from internally developed software.
Net cash used in investing activities of EUR18.6 million for the six months ended September 30, 2019 was driven by an outflow of EUR12.4 million from the Purchase of intangible assets and also due to a EUR4.2 million outflow related to the acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, repurchase of convertible preferred equity certificates (“C-PECs”), acquisition of shares and NC-PECs issued by subsidiaries of Global Blue, repayment of loans and borrowings, principal elements of lease payments, proceeds from borrowings and dividends paid to non-controlling interests.
Net cash used in financing activities is EUR6.0 million for the six months ended September 30, 2021 related to Principal elements of lease payments
Net cash from financial activities of EUR83.2 million for the six months ended September 30, 2020 was driven by the drawing of the revolving credit facility of EUR99.0 million partially offset by outflow of EUR7.3 million in payments of Principal elements of lease payments.

Net cash used in financing activities is EUR13.5 million for the six months ended September 30, 2019, mainly driven by the EUR8.1 million in payments related to Principal elements of lease payments and EUR4.8 million of Dividends paid to non-controlling interests

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR55.3 million for the six months ended September 30, 2021. The outflow observed reflects in one hand, a reduction of payables in the first months of this financial year, including a payment to French tax authorities of EUR 6.7 million as well as payments that benefited from deferrals linked to the COVID-19 outbreak, and an increase of trade receivables especially in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery of the COVID-19 outbreak impacts.

Global Blue recorded an inflow of EUR25.4 million for the six months ended September 30, 2020. The inflow of working capital for the six months ended September 30, 2020 was not in line with the standard seasonality of working capital pattern, due to the fact that March 2020 was already heavily impacted by the COVID-19 outbreak and consequently the business was observing a sharp decline of cash refunds, but was still collecting the VAT from its merchants, leading to an unusual inflow of working capital during this period of the year.
Global Blue recorded an outflow of EUR64.2 million for the six months ended September 30, 2019. In a pre-COVID-19 environment, from March to September, typically Global Blue ties in working capital linked to the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure decreased by EUR0.9 million to EUR10.2 million for the six months ended September 30, 2021 from EUR11.0 million for the six months ended September 30, 2020. Of the EUR0.9 million decrease, EUR0.8 million related to reduced internally created capitalized software and EUR0.1 million related to property, plant and equipment in line with the management’s initiatives to reduce expenditures amid the COVID-19 outbreak scenario.
Global Blue’s capital expenditure decreased by EUR4.2 million or 29.6% to EUR10.2 million for the six months ended September 30, 2021 from EUR14.4 million for the six months ended September 30, 2019 driven by the decrease in investments of intangible assets of EUR3.3 million, mainly internally created capitalized software and by the decrease of EUR1.0 million related to tangible assets, notably in computer hardware.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain members of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).
The final repayment date for the Facilities Agreement is August 28, 2025.

Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the zero floor on EURIBOR and the company’s expectation that interest rates will not increase significantly in the foreseeable future, no financial instruments have been employed to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness and Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the Business Combination).
On February 3, 2021 and to preserve financial flexibility in light of the COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. On October 4, 2021, Global Blue obtained an extension of the above mentioned waiver. This waiver provided revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant will now instead be tested for the first time on March 31, 2023. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition.

The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to Global Blue on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35.0 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is defined as Adjusted EBITDA, as in this Interim Report, minus pensions valuation, plus third party interest, dividends paid, projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement

Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of September 30	As of March 31
	2021	2020	2019
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.27
Long-term financing—senior debt facility(1)	630.00	630.00	—
Capitalized financing fees(2)	(7.32)	(8.26)	(9.67)
Revolving Credit Facility(3)	99.00	99.00	—
Other bank overdraft(4)	0.64	0.11	1.08
Total interest-bearing loans and borrowings	722.32	720.86	625.68

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR 100.0 million of which EUR99.0 million has been drawn .
(4) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million was drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 5.0x (see “Main undertakings”).

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of September 30, 2021 were limited to EUR18.2 million, of which EUR0.1 million were drawn as of September 30, 2021. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities were committed in nature.

Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) commit to provide one or more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be made available to the Borrower to either (i) cure or avoid an actual or imminent breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue (but only to the extent Global Blue does not have Liquidity (as defined in the Loan Agreement) of EUR 60 million or more). The obligation of the Lenders to provide Liquidity Loans is conditional, among other customary conditions, on: (a) Third Point’s affiliates having completed their investments as and to the extent required by the relevant share purchase and contribution agreement (to the extent the related purchase price has not been reduced to USD 0); (b) Closing having occurred in accordance with the Merger Agreement; (c) the Borrower having delivered to the Lenders a copy of an approval by the Board of Directors confirming that the Liquidity Loans are drawn to effectuate one of the two purposes of the Loan Agreement; and (d) Global Blue not having access to third party financing where the all-in-yield is equal or less than 10% per annum.
The Liquidity Loans will be postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans will be available to the Borrower for the period from (but excluding) August 28, 2020 until (and including) the earlier of (i) the date falling eighteen (18) months after August 28, 2020 and (ii) February 28, 2022. To the extent drawn by the Borrower on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be required to be repaid in full by the Borrower on the earlier of (a) the date falling on the second anniversary of the drawdown of the relevant Liquidity Loan and (b) the occurrence of a Change of Control or Sale (each term as defined in the Facilities Agreement). Interest on the Liquidity Loans will accrue at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans as published by the Swiss tax authorities. Interest shall accrue and be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

September 2021

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of September 30	As of March 31
(EUR thousand)	Notes	2021	2021	2020
ASSETS
Non-current assets
Property, plant and equipment		29,721	37,904	51,355
Intangible assets	8	599,664	625,379	631,002
Deferred income tax asset	12	35,289	30,592	12,349
Investments in joint ventures and other investments	15	2,844	3,497	2,895
Other non-current receivables		12,995	12,516	15,170
		680,513	709,888	712,771
Current assets
Trade receivables		101,266	31,324	141,306
Other current receivables		29,713	31,237	33,760
Derivative financial instruments		—	231	742
Income tax receivables		2,141	318	1,573
Prepaid expenses		5,638	5,371	7,919
Cash and cash equivalents		82,680	182,783	226,139
		221,438	251,264	411,439
Total assets		901,951	961,152	1,124,210
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	9	1,962	1,916	341
Share premium	9	1,633,735	1,633,735	391,856
Other equity	9	(10,169)	(10,123)	—
Other reserves	9	(979,453)	(979,205)	(11,881)
Accumulated losses		(799,354)	(753,692)	(317,195)
		(153,279)	(107,369)	63,121
Non-controlling interests		7,043	6,779	8,376
Total equity		(146,236)	(100,590)	71,497
Liabilities
Non-current liabilities
Non-convertible equity certificates	10	—	—	4,891
Loans and borrowings	11	721,683	720,745	624,595
Other long term liabilities		31,890	29,471	29,753
Deferred income tax liabilities	12	13,581	19,582	34,564
Post-employment benefits		7,827	7,556	7,962
Provisions for other liabilities and charges		2,223	2,202	2,235
		777,204	779,556	704,000
Current liabilities
Trade payables		173,633	147,477	237,319
Other current liabilities		33,448	44,193	45,236
Accrued liabilities		25,740	37,066	41,833
Current income tax liabilities		19,819	22,360	23,244
Loans and borrowings	11	637	111	1,081
Warrant liabilities	15	17,244	30,979	—
Derivative financial instruments		462	—	—
		270,983	282,186	348,713
Total liabilities		1,048,187	1,061,742	1,052,713
Total equity and liabilities		901,951	961,152	1,124,210
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended September 30			Six months ended September 30
(EUR thousand)	Notes	2021	2020 Restated	2019	2021	2020 Restated	2019
Total revenue	5	31,211	12,393	127,234	47,934	20,026	227,700
Operating expenses	6	(23,328)	(295,242)	(99,751)	(90,979)	(352,058)	(190,548)
Operating (Loss) / Profit		7,883	(282,849)	27,483	(43,045)	(332,032)	37,152
Finance income		1,072	1,554	1,798	1,165	2,013	2,641
Finance costs		(7,153)	(6,013)	(10,862)	(13,709)	(13,786)	(18,830)
Net finance costs		(6,081)	(4,459)	(9,064)	(12,544)	(11,773)	(16,189)
(Loss) / Profit before tax		1,802	(287,308)	18,419	(55,589)	(343,805)	20,963
Income tax benefit / (expense)		4,384	10,660	(5,655)	10,322	16,492	(8,952)
(Loss) / Profit for the period		6,186	(276,648)	12,764	(45,267)	(327,313)	12,011
(Loss) / Profit attributable to:
Owners of the parent		5,753	(276,335)	10,890	(45,661)	(326,237)	8,242
Non-controlling interests		433	(313)	1,874	394	(1,076)	3,769
(Loss) / Profit for the period		6,186	(276,648)	12,764	(45,267)	(327,313)	12,011

Basic and diluted (loss) / profit per ordinary share	7	0.03	(1.49)	0.06	(0.23)	(1.78)	0.05
Basic and diluted (loss) / profit per preference share	7	0.03	(1.11)	—	(0.23)	(1.11)	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30			Six months ended September 30
(EUR thousand)	2021	2020 Restated	2019	2021	2020 Restated	2019
(Loss) / Profit for the period	6,186	(276,648)	12,764	(45,267)	(327,313)	12,011
Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	(163)	(1,496)	1,295	(1,578)	506	(1,854)
	(163)	(1,496)	1,295	(1,578)	506	(1,854)
Other comprehensive income / (loss) for the period, net of tax	(163)	(1,496)	1,295	(1,578)	506	(1,854)
Total comprehensive income / (loss) for the period	6,023	(278,144)	14,059	(46,845)	(326,807)	10,157
Attributable to:
Owners of the parent	5,636	(277,392)	11,905	(47,109)	(325,293)	6,076
Non-controlling interest	387	(752)	2,154	264	(1,514)	4,081
Total comprehensive income / (loss) for the period	6,023	(278,144)	14,059	(46,845)	(326,807)	10,157
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended September 30
(EUR thousand)	Notes	2021	2020 Restated	2019

(Loss) / Profit before tax		(55,589)	(343,805)	20,963
Depreciation and amortization	6	50,172	58,418	54,921
Net financial costs	6	12,544	11,773	16,189
Other non-cash items		(18,468)	(37)	4,477
Capital reorganization non-cash items		—	199,502	—
Net deductible financial income/(costs)		(1,122)	442	(2,870)
Income tax received / (paid)		(3,079)	127	(14,695)
Interest paid		(10,650)	(9,641)	(12,117)
Changes in working capital		(55,315)	25,444	(64,155)
Capital reorganization cash items		—	10,448	—
= Net cash from / (used in) operating activities (A)		(81,507)	(47,329)	2,713

Purchase of tangible assets		(988)	(1,067)	(2,001)
Purchase of intangible assets	8	(9,178)	(9,979)	(12,439)
Acquisition of subsidiaries net of cash acquired	13	(2,992)	—	—
Acquisition of non-current financial assets		(952)	(67)	(4,204)
Divestiture of non-current financial assets		127	2,147	81
= Net cash from / (used in) investing activities (B)		(13,983)	(8,966)	(18,563)

Proceeds from issuance of share capital		—	—	—
Acquisition of shares and NC-PECs issued by subsidiaries		—	—	(669)
Proceeds from loans and borrowings	11	—	630,000	—
Repayment of loans and borrowings	11	—	(630,000)	—
Financing fee		—	(8,417)	—
Principal elements of lease payments		(6,038)	(7,342)	(8,059)
Proceeds from revolving credit facilities		—	177,991	—
Repayment of revolving credit facilities		—	(78,996)	—
Dividends paid to non-controlling interests		—	—	(4,798)
= Net cash from / (used in) in financing activities (C)		(6,038)	83,236	(13,526)

Net foreign exchange difference (D)		721	(2,299)	(1,233)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(100,807)	24,642	(30,609)

Cash and cash equivalents at beginning of period		182,783	226,139	104,072
Cash and cash equivalents at end of period		82,680	249,854	75,108
Net change in bank overdraft facilities		704	(927)	1,645
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(100,807)	24,642	(30,609)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six months ended September 30, 2021
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2021	9	1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(45,661)	(45,661)	394	(45,267)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	(1,448)	—	—	(1,448)	(130)	(1,578)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,448)	—	(45,661)	(47,109)	264	(46,845)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes		—	—	—	—	—	—	1,200	—	—	—	—	1,200	—	1,200
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(46)	—	—	—	—	—	—	(46)	—	(46)
Total contribution by and distribution to owners of the parent, recognized directly in equity		46	—	—	—	(412)	366	1,200	—	—	—	—	1,200	—	1,200
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other transactions		—	—	—	—	—	—	—	—	—	—	(1)	—	—	—
Total transactions with owners of the parent, recognized directly in equity		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of September 30, 2021	9	1,844	118	1,537,425	96,310	(9,289)	(880)	45,071	(1,006,208)	(16,155)	(2,161)	(799,354)	(153,279)	7,043	(146,236)

Six months ended September 30, 2020
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2020	9	341	—	391,856	—	—	—	—	9,914	(19,469)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the period (restated)		—	—	—	—	—	—	—	—	—	—	(326,237)	(326,237)	(1,076)	(327,313)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	944	—	—	944	(438)	506
Total comprehensive income / (loss) (restated)		—	—	—	—	—	—	—	—	944	—	(326,237)	(325,293)	(1,514)	(326,807)
Issuance of share capital Global Blue Group Holding A.G.		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares Estera Trust Ltd.		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,522)	—	—	—	464,163	—	—	—	71,965	—	71,965
Effects of the capital reorganization		962	136	800,606	113,147	(8,812)	(1,246)	—	(978,448)	—	—	—	(73,656)	—	(73,656)
Issuance of share capital as consideration for the merger with FPAC		259	37	234,976	33,209	—	—	—	—	—	—	—	268,480	—	268,480
Employee share schemes		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of shares into equity settled plan		—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs (restated)		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Total contribution by and distribution to owners of the parent, recognized directly in Equity (restated)		259	37	234,976	33,209	—	—	42,632	(37,674)	—	—	—	273,438	—	273,438
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	621	621	(606)	15
Other transactions		—	—	—	—	—	—	—	—	—	—	(1,658)	(1,658)	(5)	(1,663)
Total transactions with owners of the parent, recognized directly in Equity (restated)		—	—	—	—	—	—	—	—	—	—	(1,037)	(1,037)	(611)	(1,648)
Balance as of September 30, 2020	9	1,562	172	1,427,439	146,355	(8,812)	(1,246)	42,632	(1,006,208)	(18,526)	(2,326)	(644,468)	(63,426)	6,251	(57,176)

Six months ended September 30, 2019
		Issued capital	Share premium		Other reserves			Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Share premium preference shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2019	9	341	391,856	—	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit for the period		—	—	—	—	—	—	8,242	8,242	3,769	12,011
Other comprehensive income / (loss)	9	—	—	—	—	(2,166)	—	—	(2,166)	312	(1,854)
Total comprehensive income / (loss)		—	—	—	—	(2,166)	—	8,242	6,076	4,081	10,157
Dividends		—	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Total contribution by and distribution to owners of the parent, recognized directly in equity		—	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Other transactions		—	—	—	24	—	—	(44)	(20)	(55)	(75)
Total transactions with owners of the parent, recognized directly in equity		—	—	—	24	—	—	(44)	(20)	(55)	(75)
Balance as of September 30, 2019	9	341	391,856	—	9,914	(12,738)	(519)	(304,321)	84,533	7,653	92,187

Three months ended September 30, 2021
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of July 1, 2021	9	1,798	118	1,537,425	96,310	(9,243)	(880)	44,649	(1,006,208)	(16,038)	(2,161)	(805,106)	(159,336)	6,657	(152,679)
Loss for the period		—	—	—	—	—	—	—	—	—	—	5,753	5,753	433	6,186
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	(117)	—	—	(117)	(46)	(163)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(117)	—	5,753	5,636	387	6,023
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes		—	—	—	—	—	—	422	—	—	—	—	422	—	422
Conversion of shares		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(46)	—	—	—	—	—	—	(46)	—	(46)
Total contribution by and distribution to owners of the parent, recognized directly in equity		46	—	—	—	(46)	—	422	—	—	—	—	422	—	422
Other transactions		—	—	—	—	—	—	—	—	—	—	(1)	1-	(1)	(2)
Total transactions with owners of the parent, recognized directly in equity		—	—	—	—	—	—	—	—	—	—	(1)	(1)	(1)	(2)
Balance as of September 30, 2021	9	1,844	118	1,537,425	96,310	(9,289)	(880)	45,071	(1,006,208)	(16,155)	(2,161)	(799,354)	(153,279)	7,043	(146,236)

Three months ended September 30, 2020
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of July 1, 2020	9	341	—	391,856	—	—	—	—	9,914	(17,469)	(2,326)	(367,083)	15,233	7,611	22,844
Loss for the year (revised)		—	—	—	—	—	—	—	—	—	—	(276,335)	(276,335)	(313)	(276,648)
Other comprehensive loss	9	—	—	—	—	—	—	—	—	(1,057)	—	—	(1,057)	(439)	(1,496)
Total comprehensive loss (restated)		—	—	—	—	—	—	—	—	(1,057)	—	(276,335)	(277,392)	(752)	(278,144)
Issuance of share capital Global Blue Group Holding A.G.		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares Estera Trust Ltd.		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,522)	—	—	—	464,163	—	—	—	71,965	—	71,965
Effects of the capital reorganization		962	136	800,606	113,147	(8,812)	(1,246)	—	(978,448)	—	—	—	(73,656)	—	(73,656)
Issuance of share capital as consideration for the merger with FPAC		259	37	234,976	33,209	—	—	—	—	—	—	—	268,480	—	268,480
Conversion of shares into equity settled plan		—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs (restated)		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Total contribution by and distribution to owners of the parent, recognized directly in Equity (restated)		259	37	234,976	33,209	—	—	42,632	(37,674)	—	—	—	273,438	—	273,438
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	621	621	(606)	15
Other transactions		—	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)	(2)	(1,672)
Total transactions with owners of the parent, recognized directly in Equity (restated)		—	—	—	—	—	—	—	—	—	—	(1,049)	(1,049)	(608)	(1,657)
Balance as of September 30, 2020	9	1,562	172	1,427,439	146,355	(8,812)	(1,246)	42,632	(1,006,208)	(18,526)	(2,326)	(644,468)	(63,426)	6,251	(57,176)

Three months ended September 30, 2019
		Issued capital	Share premium	Other reserves			Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of July 1, 2019	9	341	391,856	9,890	(13,753)	(519)	(314,997)	72,818	10,349	83,167
Profit for the period		—	—	—	—	—	10,890	10,890	1,874	12,764
Other comprehensive income	9	—	—	—	1,015	—	—	1,015	280	1,295
Total comprehensive income		—	—	—	1,015	—	10,890	11,905	2,154	14,059
Dividends		—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Total contribution by and distribution to owners of the parent, recognized directly in Equity		—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Change in non-controlling interests		—	—	—	—	—	—	—	—	—
Other transactions		—	—	24	—	—	(150)	(126)	(52)	(178)
Total transactions with owners of the parent, recognized directly in Equity		—	—	24	—	—	(150)	(126)	(52)	(178)
Balance as of September 30, 2019	9	341	391,856	9,914	(12,738)	(519)	(304,321)	84,533	7,653	92,187

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) and its subsidiaries (together ‘the Group’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on December 10, 2021.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Company serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and complementary retail tech solutions (“CRTS”), in previous reports referred as eComm. At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 3    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and six months reporting period ended September 30, 2021 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
All comparative balances presented in these financial statements prior to August 28, 2020 are those of Global Blue Group AG, the previous parent of the group, prior to the reorganization conducted as part of the merger and subsequent listing.

The consolidated financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments and put options that have been measured at fair value.
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2021 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2021.
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
Restatement of prior period unaudited Condensed Consolidated Interim Financial Statements
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. That guidance, applicable for U.S. GAAP-reporting companies, could result in SPAC-issued warrants being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period.
Under IFRS, and in relation to SPAC-issued warrants, there are alternative views on how to determine the charge for listing services; one view is to continue accounting for them under IFRS 2 and be presented in equity, and the other is to evaluate under IAS 32 and be presented as a liability and adjusted to fair value at the balance sheet date.
Given the alternative views, the Company deemed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants under IFRS 2. The Company has observed that other foreign private issuers have recently revised or restated their interim and/or annual financial statements, following the dialogue they reported with the Staff, and changed the presentation of their warrants from equity to liability under IFRS.
The Company, previously classifying its warrants as equity, reviewed and discussed the accounting treatment of its warrants with its financial advisors and the Audit Committee of its Board of Directors, and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.
Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore, the Company has restated its unaudited condensed interim consolidated financial statements for the prior three-, and six-month periods ended September 30, 2020 to present the warrants as a liability and to adjust for the changes in fair value. Consequently, within these financial statements Global Blue has restated its unaudited condensed consolidated Income Statement for the three, and six months ended September 30, 2020, its unaudited condensed consolidated Statement of Comprehensive Income/(Loss) for the three, and six months ended September 30, 2020, its unaudited interim condensed Consolidated Statement of Cash Flows for the six months ended September 30, 2020, and its unaudited interim condensed Consolidated Statement of Changes in Equity for the six months ended September 30, 2020.

This restatement results in non-cash financial statement corrections for the Affected Period.

In addition, for the three and six months ended September 30, 2020, basic and diluted loss per preference share were restated to correct the allocation of income between the two classes of shares. The adjustment to basic and diluted preference shares also reflects a correction in the number of weighted average shares outstanding.
The financial statements for the year ended March 31, 2021 were restated in the Amendment No. 1 of the 20-F/A published on December 7, 2021.
Effect of Restatement on the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended September 30, 2020
The impact of the restatement on the unaudited Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income / (Loss), Condensed Consolidated Statement of Cash Flows and Condensed Consolidated Statement of Changes in Equity for the six months ended September 30, 2020 is presented below.
This change in presentation of the warrants resulted in the following impact to the Consolidated Income Statement, with the earnings per share information also being restated for this item and to correct the allocation of income between the two classes of shares. Additionally, basic and diluted preference shares have been adjusted to reflect the correct number of weighted average shares outstanding:

		Three months ended September 30			Six months ended September 30
(EUR thousand)	Notes	2020			2020
		As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Total revenue	5	12,393	—	12,393	20,026	—	20,026
Operating expenses	6	(297,162)	1,920	(295,242)	(353,978)	1,920	(352,058)
Operating (Loss) / Profit		(284,769)	1,920	(282,849)	(333,952)	1,920	(332,032)
(Loss) / Profit before tax		(289,228)	1,920	(287,308)	(345,725)	1,920	(343,805)
Income tax benefit / (expense)		10,660	—	10,660	16,492	—	16,492
(Loss) / Profit for the period		(278,568)	1,920	(276,648)	(329,233)	1,920	(327,313)
(Loss) / Profit attributable to:
Owners of the parent		(278,255)	1,920	(276,335)	(328,157)	1,920	(326,237)
Non-controlling interests		(313)	—	(313)	(1,076)	—	(1,076)
(Loss) / Profit for the period		(278,568)	1,920	(276,648)	(329,233)	1,920	(327,313)
Basic and diluted (loss) / profit per ordinary share	7	(1.45)	(0.04)	(1.49)	(1.71)	(0.07)	(1.78)
Basic and diluted (loss) / profit per preference share	7	(1.45)	0.34	(1.11)	(1.71)	0.60	(1.11)
This change in presentation of the warrants resulted in the following impact to the Condensed Consolidated Statement of Comprehensive Income / (Loss):

		Three months ended September 30			Six months ended September 30
(EUR thousand)	Notes	2020			2020
		As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
(Loss) / Profit for the period		(278,568)	1,920	(276,648)	(329,233)	1,920	(327,313)
Total comprehensive income / (loss) for the period		(280,064)	1,920	(278,144)	(328,727)	1,920	(326,807)
Attributable to:
Owners of the parent		(279,312)	1,920	(277,392)	(327,213)	1,920	(325,293)
Non-controlling interest		(752)	—	(752)	(1,514)	—	(1,514)
Total comprehensive income / (loss) for the period		(280,064)	1,920	(278,144)	(328,727)	1,920	(326,807)

This change in presentation of the warrants resulted in the following impact to the Condensed Consolidated Statement of Cash Flows:

		Six months ended September 30
(EUR thousand)	Notes	2020
		As previously reported	Adjustments	Restated
(Loss) / Profit before tax		(345,725)	1,920	(343,805)
Other non-cash items		1,883	(1,920)	(37)
= Net cash from / (used in) operating activities (A)		(47,329)	—	(47,329)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		24,642	—	24,642
This change in presentation of the warrants resulted in the following impact to the Condensed Consolidated Statement of Changes in Equity:

Six months ended September 30, 2020		As previously reported					Adjustments					Restated
(€ thousands)	Notes	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020	9	—	(317,195)	63,121	8,376	71,497	—	—	—	—	—	—	(317,195)	63,121	8,376	71,497
Loss for the period		—	(328,157)	(328,157)	(1,076)	(329,233)	—	1,920	1,920	—	1,920	—	(326,237)	(326,237)	(1,076)	(327,313)
Total comprehensive income / (loss)		—	(328,157)	(327,213)	(1,514)	(328,727)	—	1,920	1,920	—	1,920	—	(326,237)	(325,293)	(1,514)	(326,807)
Equity award issuance costs		20,196	—	135,309	—	135,309	(20,196)	—	(20,196)	—	(20,196)	—	—	115,113	—	115,113
Total contribution by and distribution to owners of the parent, recognized directly in Equity		20,196	—	293,634	—	293,634	(20,196)	—	(20,196)	—	(20,196)	—	—	273,438	—	273,438
Balance as of September 30, 2020	9	20,196	(646,388)	(45,150)	6,251	(38,900)	(20,196)	1,920	(18,276)	—	(18,276)	—	(644,468)	(63,426)	6,251	(57,176)

NOTE 4    Significant changes in current reporting period

Information about the business
During the six months ended September 30, 2021, the Company has been able to maintain the same level of material merchants and acquirers. Similarly, during the same period, there have been no changes in the list of countries in which the company operates.
Seasonality

The TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese, Russian and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. The second half of Global Blue’s financial year sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February.
All in all, this drives a degree of seasonality in the net working capital need, with a greater outflow during the first half of the financial year, which typically is recovered in the second half.
The AVPS business and CRTS, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
COVID-19
The transaction volumes during the first six months for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 17 for details.

NOTE 5    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
ExCom consists of the chief executive officer, chief financial officer, senior vice president product TFSS, senior vice president product AVPS, chief technology officer, general counsel, chief operating officer global accounts, chief operating officer north & central Europe, chief operating officer south Europe, senior vice president operations, senior vice president group HR director, senior vice president marketing, communications and customer value creation and the senior vice president new market & public affairs.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), Added-Value Payment Solutions (AVPS) and Complementary Retail Tech Solutions (CRTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Six months ended September 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		32,131	10,145	5,658	—	47,934
Operating expenses (1)		(19,575)	(5,266)	(7,453)	(26,743)	(59,037)
Adjusted EBITDA		12,556	4,879	(1,795)	(26,743)	(11,103)
Depreciation and amortization (2)	6					(50,172)
Exceptional items	6					18,230
Operating Loss						(43,045)

Three months ended September 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		23,016	5,295	2,900	—	31,211
Operating expenses (1)		(11,301)	(2,261)	(4,025)	(14,050)	(31,637)
Adjusted EBITDA		11,715	3,034	(1,125)	(14,050)	(426)
Depreciation and amortization (2)	6					(22,090)
Exceptional items	6					30,399
Operating Profit						7,883

Six months ended September 30, 2020
(EUR thousand)	Restated
	Note	TFSS	AVPS	Central costs	Total
Revenue		14,081	5,945	—	20,026
Operating expenses (1)		(14,699)	(3,274)	(21,531)	(39,504)
Adjusted EBITDA		(618)	2,671	(21,531)	(19,478)
Depreciation and amortization (2)	6				(58,418)
Exceptional items	6				(254,136)
Operating Loss					(332,032)

Three months ended September 30, 2020
(EUR thousand)	Restated
	Note	TFSS	AVPS	Central costs	Total
Revenue		8,370	4,023	—	12,393
Operating expenses (1)		(5,294)	(1,919)	(9,777)	(16,990)
Adjusted EBITDA		3,076	2,104	(9,777)	(4,597)
Depreciation and amortization (2)	6				(29,034)
Exceptional items	6				(249,218)
Operating Loss					(282,849)

Six months ended September 30, 2019
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		194,711	32,989	—	227,700
Operating expenses (1)		(73,699)	(14,028)	(38,702)	(126,429)
Adjusted EBITDA		121,012	18,961	(38,702)	101,271
Depreciation and amortization (2)	6				(54,921)
Exceptional items	6				(9,198)
Operating Profit					37,152

Three months ended September 30, 2019
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		110,177	17,057	—	127,234
Operating expenses (1)		(40,090)	(7,159)	(18,201)	(65,450)
Adjusted EBITDA		70,087	9,898	(18,201)	61,784
Depreciation and amortization (2)	6				(26,955)
Exceptional items	6				(7,346)
Operating Profit					27,483
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the six months ended September 30, 2021 the fixed costs amounted to EUR47.7 million (EUR36.3 million for the six months ended September 30, 2020 and EUR79.7 million for the six months ended September 30, 2019) and variable costs amounted to EUR11.4 million (EUR3.2 million for the six months ended September 30, 2020 and EUR46.7 million for the six months ended September 30, 2019). Fixed personnel costs amounted to EUR34.0 million (EUR23.2 million for the six months ended September 30, 2020 and EUR51.5 million for the six months ended September 30, 2019) and fixed non personnel costs amounted to EUR13.6 million (EUR13.1 million for the six months ended September 30, 2020 and EUR28.1 million for the six months ended September 30, 2019).
For the three months ended September 30, 2021 the fixed costs amounted to EUR24.9 million (EUR16.3 million for the three months ended September 30, 2020 and EUR37.3 million for the three months ended September 30, 2019) and variable costs amounted to EUR6.7 million (EUR0.7 million for the three months ended September 30, 2020 and EUR28.2 million for the three months ended September 30, 2019). Fixed personnel costs amounted to EUR16.6 million (EUR10.4 million for the three months ended September 30, 2020 and EUR25.2 million for the three months ended September 30, 2019) and fixed non personnel costs amounted to EUR8.4 million (EUR6.0 million for the three months ended September 30, 2020 and EUR12.1 million for the three months ended September 30, 2019).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

Revenue by geography and by segment
Revenue is mainly derived from commissions generated from TFSS and AVPS. A geographical breakdown of revenue by point of sale is provided below:

Six months ended September 30, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total
Europe	29,209	3,049	5,658	37,916
Asia Pacific	2,419	7,096	—	9,515
Rest of the world	503	—	—	503
Total	32,131	10,145	5,658	47,934

Three months ended September 30, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total
Europe	21,527	2,148	2,900	26,575
Asia Pacific	1,214	3,147	—	4,361
Rest of the world	275	—	—	275
Total	23,016	5,295	2,900	31,211

Six months ended September 30, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	11,888	1,854	13,742
Asia Pacific	2,149	4,091	6,240
Rest of the world	44	—	44
Total	14,081	5,945	20,026

Three months ended September 30, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	7,000	1,400	8,400
Asia Pacific	1,348	2,623	3,971
Rest of the world	22	—	22
Total	8,370	4,023	12,393

Six months ended September 30, 2019
(EUR thousand)
	TFSS	AVPS	Total
Europe	172,681	9,267	181,948
Asia Pacific	20,677	23,719	44,396
Rest of the world	1,353	3	1,356
Total	194,711	32,989	227,700

Three months ended September 30, 2019
(EUR thousand)
	TFSS	AVPS	Total
Europe	99,479	4,885	104,364
Asia Pacific	10,028	12,171	22,199
Rest of the world	670	1	671
Total	110,177	17,057	127,234

Revenue by top Country
A breakdown of revenue by point of sale per individual countries greater than 10% of total revenue is provided below:

Six months ended September 30, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total	% of Total Revenue
France	7,488	376	—	7,864	16%
Italy	4,257	1,346	—	5,603	12%
United Kingdom	885	203	5,658	6,746	14%
Australia	12	5,823	—	5,835	12%
Total	12,642	7,748	5,658	26,048	54%

Three months ended September 30, 2021
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
France	4,726	273	4,999	16%
Italy	3,416	899	4,315	14%
Total	8,142	1,172	9,314	30%

Six months ended September 30, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	1,118	1,012	2,130	11%
Australia	14	3,458	3,472	17%
Total	1,132	4,470	5,602	28%

Three months ended September 30, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	721	771	1,492	12%
Australia	8	2,188	2,196	18%
Total	729	2,959	3,688	30%

Six months ended September 30, 2019
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	30,145	4,332	34,477	15%
United Kingdom	26,222	1,133	27,355	12%
Total	56,367	5,465	61,832	27%

Three months ended September 30, 2019
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	16,488	2,380	18,868	15%
United Kingdom	16,462	565	17,027	13%
Total	32,950	2,945	35,895	28%

Non-current assets by Country
Although no measure of assets or liabilities by segment is reported to the ExCom, according to IFRS 8, the non-current assets by country are disclosed as follows:

September 30, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	575,310	1,242	3,339	3,475	583,366
Australia	10,240	2,324	—	217	12,781
Italy	945	6,387	—	283	7,615
Singapore	643	599	—	967	2,209
Rest of the world	12,526	19,169	(495)	8,053	39,253
Total	599,664	29,721	2,844	12,995	645,224

March 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	600,719	1,792	3,915	1,964	608,390
Australia	11,087	2,082	—	227	13,396
Italy	1,094	8,859	—	288	10,241
Singapore	664	3,381	—	1,003	5,048
Rest of the world	11,815	21,790	(418)	9,034	42,221
Total	625,379	37,904	3,497	12,516	679,296

March 31, 2020
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	607,589	3,351	2,791	100	613,831
Australia	11,927	2,453	—	194	14,574
Japan	2,640	1,177	—	135	3,952
Italy	1,379	10,484	—	358	12,221
Rest of the world	7,467	33,890	104	14,383	55,844
Total	631,002	51,355	2,895	15,170	700,422

NOTE 6    Profit and loss information

(EUR thousand)	Three months ended September 30			Six months ended September 30
Expenses by nature	2021	2020 Restated	2019	2021	2020 Restated	2019
Employee benefit expenses	(20,899)	(14,400)	(32,870)	(42,557)	(31,153)	(64,428)
Depreciation and amortization	(22,090)	(29,034)	(26,955)	(50,172)	(58,418)	(54,921)
Agent costs	(3,524)	(1,680)	(24,351)	(5,873)	(2,481)	(43,704)
IT costs	(3,497)	(2,243)	(3,697)	(5,447)	(5,232)	(7,410)
Auditors, lawyers and consultants	(2,452)	(1,666)	(8,471)	(5,183)	(3,211)	(10,423)
Advertising and promotion	(2,420)	(224)	(2,903)	(4,495)	(628)	(4,762)
Travel, entertainment, office and rental cost	(567)	(394)	(1,583)	(934)	(721)	(3,564)
Change in fair value of warrants	24,484	1,920	—	13,735	1,920	—
Other operating income / (expenses) (1)	7,637	(247,521)	1,079	9,947	(252,134)	(1,336)
Total	(23,328)	(295,242)	(99,751)	(90,979)	(352,058)	(190,548)
Of which exceptional items	30,399	(249,218)	(7,346)	18,230	(254,136)	(9,198)
Of which capitalized expenditure	4,290	4,292	6,336	8,138	8,578	11,314
(1) Commentary under “Other exceptional items” below.
Total software development expenditure capitalized for the three months ended September 30, 2021 amounted to EUR4.3 million (EUR4.3 million for the three months ended September 30, 2020, EUR6.3 million for the three months ended September 30, 2019) and for the six months ended September 30, 2021 to EUR8.1 million (EUR8.6 million for the six months ended September 30, 2020, EUR11.3 million for the six months ended September 30, 2019). These expenditures are included in various line items above, such as Employee benefit expenses, IT costs, and Auditors, lawyers, and consultants while the amount capitalized has been deducted from the Other operating expenses line.
For the three months ended September 30, 2021, the Group has benefited from grants in relation to COVID-19 offered by various countries governments amounting to EUR2.0 million (EUR4.6 million for the three months ended September 30, 2020, nil for the three months ended September 30, 2019) and for the six months ended September 30, 2021 these grants amounted to EUR6.0 million (EUR11.9 million for the six months ended September 30, 2020, nil for the six months ended September 30, 2019). The grants are presented within Operating Expenses in the Income Statement as a reduction of the related expense that they are intended to compensate. There are no unfulfilled conditions or other contingencies related to these grants.

Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)	Three months ended September 30			Six months ended September 30
Exceptional items	2021	2020 Restated	2019	2021	2020 Restated	2019
Business restructuring expenses	(880)	(4,380)	(652)	(897)	(6,987)	(914)
Corporate restructuring expenses	(2,520)	(246,447)	(6,282)	(2,592)	(248,550)	(6,318)
Monitoring fee (including Directors fee)	(40)	32	(69)	(80)	(98)	(419)
Impairment	(60)	(229)	(115)	(159)	(377)	(115)
Net sales of assets (loss)	(35)	(70)	(26)	(34)	(44)	(189)
Share based payments	(422)	—	(179)	(1,200)	—	(1,191)
Change in fair value of warrants	24,484	1,920	—	13,735	1,920	—
Other exceptional items	9,872	(44)	(23)	9,457	—	(52)
Total	30,399	(249,218)	(7,346)	18,230	(254,136)	(9,198)

Business restructuring expenses
For the three months ended September 30, 2021 and the six months ended September 30, 2021 business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID -19.
In the 2020 and 2019 comparative periods Business restructuring expenses correspond to expenses related to replacement of management positions and costs associated with replacing roles, changing of facilities or discontinued operations.
Corporate restructuring expenses
In the three months ended September 30, 2021 and the six months ended September 30, 2021 corporate restructuring expenses mainly correspond to charges incurred associated with the acquisition of Yocuda. For further details refer to Note 13.
In the three months ended September 30, 2020, corporate restructuring expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC. This included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR58.6 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical unamortized debt costs of EUR8.1 million partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts, a transaction bonus of EUR6.0 million and advisory expenses associated with the transaction of EUR41.9 million.
In the 2019 comparative periods corporate restructuring expenses correspond to legal, consultancy and advisory expenses associated with preparing the Group for an exit by the shareholders of the Group which was underway then.

Impairment
Impairment expenses relate primarily to impairment of capitalized software and right of use assets.
Share based payments
For the three months ended September 30, 2021 and the six months ended September 30, 2021 share based payments represent the expenses of the Management Incentive Plan for share options and restricted share grants issued in November 2020 and June 2019.
For the three months ended September 30, 2019 and the six months ended September 30, 2019 share based payments represent the change in fair value of the liability for share-based payments recognized according to IFRS 2.
Change in Fair Value of Warrants
For the three months ended September 30, 2021, the three months ended September 30, 2020, the six months ended September 30, 2021 and the six months ended September 30, 2020 this represents the income statement charge resulting from the fair valuation of the warrants. For further details refer to Note 15.
Other exceptional items
In the three months ended September 30, 2021 and the six months ended September 30, 2021 other exceptional items mainly correspond to the reversal of the earn-out recognized as of March 31, 2021 and to capitalized projects written off.

Depreciation and amortization

(EUR thousand)		Three months ended September 30			Six months ended September 30
Depreciation and amortization	Note	2021	2020	2019	2021	2020	2019
Depreciation of property, plant and equipment		(4,231)	(4,968)	(5,329)	(8,510)	(10,344)	(10,701)
Amortization of customer relationships		(11,722)	(18,129)	(17,563)	(29,753)	(36,201)	(35,175)
Amortization of trademarks		(559)	(559)	(559)	(1,118)	(1,118)	(1,118)
Amortization of other intangible assets		(5,578)	(5,378)	(3,504)	(10,791)	(10,755)	(7,927)
Amortization of intangible assets	8	(17,859)	(24,066)	(21,626)	(41,662)	(48,074)	(44,220)
Total		(22,090)	(29,034)	(26,955)	(50,172)	(58,418)	(54,921)
Of which amortization of intangible assets acquired through business combinations		(11,396)	(18,635)	(18,566)	(29,484)	(37,249)	(37,219)

Net finance costs

(EUR thousand)		Three months ended September 30			Six months ended September 30
	Note	2021	2020	2019	2021	2020	2019
Finance income
Interest income on short-term bank deposits		57	59	122	119	115	233
Net foreign exchange gains on financing activities		—	—	803	—	818	1,801
Net foreign exchange gains (1)		—	453	371	—	1	—
Other finance income		1,015	1,042	502	1,046	1,079	607
Total finance income		1,072	1,554	1,798	1,165	2,013	2,641
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)		(5,574)	(5,475)	(6,509)	(11,082)	(11,645)	(12,933)
- Lease liabilities interest		(139)	(217)	(272)	(324)	(471)	(552)
- Interest expenses on Non-Convertible Preferred Equity Certificates issued to 3rd Parties	10	—	(31)	(41)	—	(80)	(84)
Net foreign exchange losses (1)		(761)	—	—	(996)	(384)	(1,179)
Other finance expenses		(679)	(290)	(4,040)	(1,307)	(1,206)	(4,082)
Total finance costs		(7,153)	(6,013)	(10,862)	(13,709)	(13,786)	(18,830)
Net finance costs		(6,081)	(4,459)	(9,064)	(12,544)	(11,773)	(16,189)
(1)Net foreign exchange gains and losses arising during the period result from the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gains and losses due to the difference between the original value recorded and the value at the balance sheet date.
EUR5.6 million (EUR5.5 million for the three months ended September 30, 2020, EUR6.5 million for the three months ended September 30, 2019) of finance expenses for the three months ended September 30, 2021 on bank borrowings includes EUR5.1 million (EUR4.9 million for the three months ended September 30, 2020, EUR6.0 million for the three months ended September 30, 2019) of interest expenses, EUR0.5 millions (EUR0.8 million for the three months ended September 30, 2020, EUR0.9 million for the three months ended September 30, 2019) of amortization of capitalized financing fees, and nil (EUR0.3 million for the three months ended September 30, 2020, EUR0.4 million for the three months ended September 30, 2019) amortization of IFRS9 impact.
EUR11.1 million (EUR11.6 million for the six months ended September 30, 2020, EUR12.9 million for the six months ended September 30, 2019) of finance expenses for the six months ended September 30, 2021 on bank borrowings includes EUR10.1 million (EUR10.5 million for the six months ended September 30, 2020, EUR11.8 million for the six months ended September 30, 2019) of interest expenses, EUR0.9 million (EUR1.8 million for the six months ended September 30, 2020, EUR1.9 million for the six months ended September 30, 2019) of amortization of capitalized financing fees, and nil (EUR0.7 million for the six months ended September 30, 2020, EUR0.8 million for the six months ended September 30, 2019) amortization of IFRS9 impact. For further details, refer to Note 11.

Income tax

(EUR thousand)		Three months ended September 30			Six months ended September 30
Income tax	Note	2021	2020	2019	2021	2020	2019
Current income tax expense		(1,435)	(1,235)	(10,944)	(1,887)	(946)	(18,396)
Adjustment in respect of current income tax of previous periods		1,177	(931)	(456)	975	(927)	(435)
Deferred tax benefit	12	4,642	12,826	5,745	11,234	18,365	9,879
Income tax benefit / (expense) reported in the income statement		4,384	10,660	(5,655)	10,322	16,492	(8,952)
Of which income tax benefit related to amortization of acquisition related items		2,541	3,767	3,767	6,373	7,533	7,533
Of which tax impact on exceptional items		302	1,690	897	250	1,690	1,123
Of which exceptional income tax benefit / (expense)		179	(925)	571	(778)	(925)	(1,058)

Exceptional Income Tax Expenses
Italy
As part of the settlement signed with the Italian tax authorities in August 2020, Global Blue Italy paid two additional installments for an amount of EUR1.3 million during the six months ended September 30, 2021. As a result, the income tax payable relating to Italy is EUR11.0 million as of September 30, 2021 (EUR12.4 million as of March 31, 2021 and EUR13.5 million as of March 31, 2020.
Germany
In relation to the uncertain tax position related to the German profit and loss pooling agreement the Company has a recorded tax provision of EUR4.2 million as of September 30, 2021 including an additional EUR0.1 million related to the late interests until September 30, 2021 (EUR4.1 million as of March 31, 2021 and EUR3.8 million as of March 31, 2020).

NOTE 7    Earnings per share

(EUR thousand)	Three months ended September 30			Six months ended September 30
Earnings per share	2021	2020 Restated	2019	2021	2020 Restated	2019
(Loss) / Profit from continuing operations attributable to the owners of the parent	5,753	(276,335)	10,890	(45,661)	(326,237)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	5,237	(250,212)	10,890	(41,565)	(300,114)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	516	(26,123)	—	(4,096)	(26,123)	—
Weighted average number of basic ordinary shares outstanding (thousand)	179,449	167,868	168,480	179,449	168,172	168,480
Weighted average number of basic preference shares outstanding (thousand)	17,684	23,579	—	17,684	23,579	—
Basic earnings per ordinary share	0.03	(1.49)	0.06	(0.23)	(1.78)	0.05
Basic earnings per preference share	0.03	(1.11)	—	(0.23)	(1.11)	—
(Loss) / Profit from continuing operations attributable to the owners of the parent	5,753	(276,335)	10,890	(45,661)	(326,237)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	5,238	(250,212)	10,890	(41,565)	(300,114)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	515	(26,123)	—	(4,096)	(26,123)	—
Weighted average number of diluted ordinary shares outstanding (thousand)	179,704	167,868	168,480	179,449	168,172	168,480
Weighted average number of diluted number of preference shares outstanding (thousand)	17,684	23,579	—	17,684	23,579	—
Diluted earnings per ordinary share	0.03	(1.49)	0.06	(0.23)	(1.78)	0.05
Diluted earnings per preference share	0.03	(1.11)	—	(0.23)	(1.11)	—
Comparative earnings per share (basic and diluted) were restated for the six months ended September 30, 2019 for the effect of the capital reorganization for comparability purposes. The average number of shares outstanding prior to the reorganization was adjusted by reflecting the exchange ratio of number of shares in the former parent entity Global Blue Group AG compared to the number of shares in Global Blue Group Holding AG.
For the calculation of the weighted average number of basic/diluted preference shares outstanding for the periods ending after August 28, 2020, preference shares are only considered after this date.
There were no preference shares for the six months ended September 30, 2019.
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.

The Company has excluded 8.6 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the period ending September 30, 2021.
5.9 million preference shares have been excluded from the diluted earnings per preference share calculation, as these shares are held by the Company and have been approved for cancellation at the General Meeting held September 15, 2021. The preference shares are expected to be cancelled in December 2021.
The 30,735,950 outstanding Warrants as of September 30, 2021 are considered as anti-dilutive during the three and six months period ending September 30, 2021.
The Company had approximately 0.3 million dilutive potential ordinary shares during the three months period ended September 30, 2021 and had no dilutive potential ordinary shares during the six month period ended September 30, 2021 and the three to six months period ended September 30, 2020 and 2019.

NOTE 8    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of July 1, 2021	476,996	45,943	668,094	9,711	128,908	1,329,652
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Purchases	—	—	199	304	4,290	4,793
Disposals	—	—	—	—	(30)	(30)
Reclassifications	—	—	—	94	(94)	—
Exchange differences	(683)	(23)	(51)	(17)	(507)	(1,281)
Accumulated acquisition values	484,142	45,920	668,242	10,092	133,803	1,342,199

Opening balance as of July 1, 2021	—	(19,946)	(624,150)	(7,491)	(67,389)	(718,976)
Amortization	—	(559)	(11,722)	(452)	(5,126)	(17,859)
Exchange differences	—	—	12	(2)	380	390
Accumulated amortization	—	(20,505)	(635,860)	(7,945)	(72,135)	(736,445)

Opening balance as of July 1, 2021	(1,949)	—	—	(498)	(3,559)	(6,006)
Impairment	—	—	—	—	(163)	(163)
Reversal of impairment	—	—	—	—	95	95
Disposals	—	—	—	—	4	4
Exchange differences	(21)	—	—	—	1	(20)
Accumulated impairment	(1,970)	—	—	(498)	(3,622)	(6,090)

Net book value as of September 30, 2021	482,172	25,415	32,382	1,649	58,046	599,664

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of July 1, 2020	413,039	45,899	666,473	9,840	108,136	1,243,387
Purchases	—	—	717	2	4,292	5,011
Disposals	—	—	—	—	(177)	(177)
Exchange differences	(89)	2	(3)	(39)	(192)	(321)
Accumulated acquisition values	412,950	45,901	667,187	9,803	112,059	1,247,900

Opening balance as of July 1, 2020	—	(17,709)	(551,660)	(7,569)	(46,885)	(623,823)
Amortization	—	(559)	(18,129)	(178)	(5,200)	(24,066)
Disposals	—	—	—	—	254	254
Exchange differences	—	(2)	—	31	71	100
Accumulated amortization	—	(18,270)	(569,789)	(7,716)	(51,760)	(647,535)

Opening balance as of July 1, 2020	(1,999)	—	—	(498)	(2,572)	(5,069)
Impairment	—	—	—	—	(377)	(377)
Exchange differences	15	—	—	—	(2)	13
Accumulated impairment	(1,984)	—	—	(498)	(2,951)	(5,433)

Net book value as of September 30, 2020	410,966	27,631	97,398	1,589	57,348	594,932

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of July 1, 2019	413,022	45,910	660,229	8,135	85,222	1,212,518
Purchases	—	—	150	787	6,336	7,273
Disposals	—	—	—	(3)	(173)	(176)
Reclassifications	—	—	—	55	31	86
Exchange differences	257	6	15	70	200	548
Accumulated acquisition values	413,279	45,916	660,394	9,044	91,616	1,220,249

Opening balance as of July 1, 2019	—	(15,472)	(479,885)	(6,483)	(29,459)	(531,299)
Amortization	—	(559)	(17,563)	(226)	(3,278)	(21,626)
Disposals	—	—	—	2	63	65
Adjustments due to changes in accounting policies	—	—	(2)	—	—	(2)
Exchange differences	—	(2)	—	(48)	(71)	(121)
Accumulated amortization	—	(16,033)	(497,450)	(6,755)	(32,745)	(552,983)

Opening balance as of July 1, 2019	(2,051)	—	—	(498)	(1,551)	(4,100)
Impairment	—	—	—	—	(115)	(115)
Exchange differences	(52)	—	—	—	—	(52)
Accumulated impairment	(2,103)	—	—	(498)	(1,666)	(4,267)

Net book value as of September 30, 2019	411,176	29,883	162,944	1,791	57,205	662,999

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Purchases	—	—	673	367	8,138	9,178
Disposals	—	—	—	—	(40)	(40)
Reclassifications	—	—	—	94	(94)	—
Exchange differences	(1,552)	(54)	(128)	(93)	(1,247)	(3,074)
Accumulated acquisition values	484,142	45,920	668,242	10,092	133,803	1,342,199
Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(1,118)	(29,753)	(646)	(10,145)	(41,662)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	33	39	895	967
Accumulated amortization	—	(20,505)	(635,860)	(7,945)	(72,135)	(736,445)
Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(262)	(262)
Reversal of impairment	—	—	—	—	95	95
Disposals	—	—	—	—	4	4
Exchange differences	5	—	—	—	3	8
Accumulated impairment	(1,970)	—	—	(498)	(3,622)	(6,090)
Net book value as of September 30, 2021	482,172	25,415	32,382	1,649	58,046	599,664

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2020	411,538	45,795	666,021	9,240	101,908	1,234,502
Purchases	—	—	952	447	8,580	9,979
Disposals	—	—	—	—	(297)	(297)
Exchange differences	1,412	106	214	116	1,868	3,716
Accumulated acquisition values	412,950	45,901	667,187	9,803	112,059	1,247,900
Opening balance as of April 1, 2020	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Amortization	—	(1,118)	(36,201)	(390)	(10,365)	(48,074)
Disposals	—	—	—	—	253	253
Exchange differences	—	(2)	(39)	(49)	(1,223)	(1,313)
Accumulated amortization	—	(18,270)	(569,789)	(7,716)	(51,760)	(647,535)
Opening balance as of April 1, 2020	(2,027)	—	—	(498)	(2,574)	(5,099)
Impairment	—	—	—	—	(377)	(377)
Exchange differences	43	—	—	—	—	43
Accumulated impairment	(1,984)	—	—	(498)	(2,951)	(5,433)
Net book value as of September 30, 2020	410,966	27,631	97,398	1,589	57,348	594,932

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	150	973	11,316	12,439
Disposals	—	—	—	(3)	(305)	(308)
Reclassifications	—	—	—	17	(3)	14
Exchange differences	(220)	(25)	(81)	58	(416)	(684)
Accumulated acquisition values	413,279	45,916	660,394	9,044	91,616	1,220,249
Opening balance as of April 1, 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortization	—	(1,118)	(35,175)	(549)	(7,378)	(44,220)
Disposals	—	—	—	2	44	46
Adjustments due to changes in accounting policies	—	—	(2)	—	—	(2)
Exchange differences	—	(2)	15	(42)	230	201
Accumulated amortization	—	(16,033)	(497,450)	(6,755)	(32,745)	(552,983)
Opening balance as of April 1, 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Impairment	—	—	—	—	(115)	(115)
Exchange differences	6	—	—	—	—	6
Accumulated impairment	(2,103)	—	—	(498)	(1,666)	(4,267)
Net book value as of September 30, 2019	411,176	29,883	162,944	1,791	57,205	662,999
Goodwill
Movements in goodwill allocated to the CRTS segment for the three and six months ended September 30, 2021 result from the acquisition of Yocuda and currency translation effects. For further details on the acquisition refer to Note 13.
Management reviews the business performance based on a product perspective. TFSS, AVPS and CRTS have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(EUR thousand)	As of September 30	As of March 31
Goodwill	2021	2021	2020
TFSS	361,589	361,470	360,311
AVPS	49,688	50,497	49,200
CRTS	70,895	63,923	—
Total	482,172	475,890	409,511
As of March 31, 2021, and with respect to the TFSS segment, the headroom was EUR1,008.9 million, with the percentage by which the TFSS recoverable amount exceeded the carrying value being 298%. With respect to the AVPS segment, the headroom was EUR336.1 million with the percentage by which the AVPS recoverable amount exceeded the carrying value being 487%. For both TFSS, and AVPS there were no reasonably possible changes in key assumptions that might neutralize the headroom. In the case of CRTS, the derived fair value less cost of disposal exceeded the carrying amount, with an implied headroom of approximately 50% when compared against the primary peer group. As of March 31, 2021, we had concluded that in the case the actual 2021 revenue projections for CRTS would be approximately 30% lower than projected or should the comparable peer groups valuation de-rate, there would be a risk that the goodwill associated with the CRTS would be impaired.
Management assessed whether there were any additional indicators for impairment of CGU’s during the six month period ended September 30, 2021. The assessment performed as of March 31, 2021 is still considered valid and management did not consider there to be any further impairment indicators which would require an updated impairment test to be performed as of September 30, 2021.
Customer Relationships
As part of business combinations in 2013 and 2016 new intangibles were identified and are collectively defined as customer relationship contracts with a net book value as of September 30, 2021 of EUR26.4 million (EUR54.7 million as of March 31, 2021, EUR123.6 million as of March 31, 2020). The customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of September 30	As of March 31
Customer relationships	2021	2021	2020	PPA initial valuation
TFSS	26,405	53,135	117,479	610,789
AVPS	—	1,528	6,113	44,256
Total	26,405	54,663	123,592	655,045
TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments. These will be fully amortized by September 2036.
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses and is amortized over a 3-year period. It also includes technology software that has been acquired as part of the ZigZag and Yocuda acquisitions in the financial year ended March 31, 2021 and in the period ended September 30, 2021, respectively, with a total fair value of EUR5.9 million as of September 30, 2021. The technology software is allocated to the CRTS business and is being amortized over a 5-year period.
NOTE 9    Issued capital and reserves

Number of shares authorized and issued

	Six months ended September 30
Number of shares authorized and issued	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at April 1	187,534,962	23,717,989	211,252,951	40,000,000	—	40,000,000	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	127,824,796	23,717,989	151,542,785	—
Issuance of share capital Global Blue Group Holding A.G. September 2021	5,000,000	—	5,000,000	—	—	—	—
Closing balance as of September 30	192,534,962	23,717,989	216,252,951	167,824,796	23,717,989	191,542,785	40,000,000

	Three months ended September 30
Number of shares authorized and issued	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at July 1	187,534,962	23,717,989	211,252,951	40,000,000	—	40,000,000	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	127,824,796	23,717,989	151,542,785	—
Issuance of share capital Global Blue Group Holding A.G. September 2021	5,000,000	—	5,000,000	—	—	—	—
Closing balance as of September 30	192,534,962	23,717,989	216,252,951	167,824,796	23,717,989	191,542,785	40,000,000
During the six months period to September 30, 2021, 5,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.
During the six months period to September 30, 2020, 151,542,785 ordinary and preference shares were issued in connection with the capital reorganization that took place on August 28, 2020.
There were no changes in the number of the shares authorized and issued during six month period ended September 30, 2019.
Issued share capital and share premium

(EUR thousand)	Six months ended September 30
Issued share capital and share premium	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at April 1	1,530,346	95,182	1,625,528	392,197	—	392,197	392,197
Effects of the capital reorganization	—	—	—	801,569	113,283	914,852	—
Issue of share capital	46	—	46	259	36	295	—
Share premium contribution	—	—	—	234,976	33,208	268,184	—
Conversion of shares	(366)	366	—	—	—	—	—
Acquisition of treasury shares	(46)	—	(46)	(8,812)	(1,246)	(10,058)	—
Closing balance as of September 30	1,529,980	95,548	1,625,528	1,420,189	145,281	1,565,470	392,197

(EUR thousand)	Three months ended September 30
Issued share capital and share premium	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at July 1	1,529,980	95,548	1,625,528	392,197	—	392,197	392,197
Effects of the capital reorganization	—	—	—	801,569	113,283	914,852	—
Issue of share capital	46	—	46	259	36	295	—
Share premium contribution	—	—	—	234,976	33,208	268,184	—
Conversion of shares	—	—	—	—	—	—	—
Acquisition of treasury shares	(46)	—	(46)	(8,812)	(1,246)	(10,058)	—
Closing balance as of September 30	1,529,980	95,548	1,625,528	1,420,189	145,281	1,565,470	392,197
Other reserves
The Other reserves within Equity attributable to owners of the parent consist of the following positions:

As of September 30, 2021
(EUR thousand)
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2021	43,871	(1,006,208)	(14,707)	(2,161)	(979,205)
Currency translation difference	—	—	(1,448)	—	(1,448)
Employee share schemes	1,200	—	—	—	1,200
Closing balance as of September 30, 2021	45,071	(1,006,208)	(16,155)	(2,161)	(979,453)

Three months ended September 30, 2021
(EUR thousand)
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of July 1, 2021	44,649	(1,006,208)	(16,038)	(2,161)	(979,758)
Currency translation difference	—	—	(117)	—	(117)
Employee share schemes	422	—	—	—	422
Closing balance as of September 30, 2021	45,071	(1,006,208)	(16,155)	(2,161)	(979,453)

As of September 30, 2020
(EUR thousand)	Restated
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2020	—	9,914	(19,469)	(2,326)	(11,881)
Currency translation difference	—	—	943	—	943
Issuance of share capital Global Blue Group Holding A.G.	—	(1,495,526)	—	—	(1,495,526)
Acquisition of treasury shares	—	10,058	—	—	10,058
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.	—	42,856	—	—	42,856
Exchange of Global Blue management loan notes into shares	—	464,164	—	—	464,164
Effects of capital reorganization	—	(978,448)	—	—	(978,448)
Conversion of shares into equity settled plan	42,632	—	—	—	42,632
Issuance costs	—	115,113	—	—	115,113
Shares bought back by Global Blue Group A.G.	—	(152,787)	—	—	(152,787)
Total contribution by and distribution to owners of the parent, recognised directly in Equity	42,632	(37,674)	—	—	4,958
Closing balance as of September 30, 2020	42,632	(1,006,208)	(18,526)	(2,326)	(984,428)

Three months ended September 30, 2020
(EUR thousand)	Restated
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of July 1, 2020	—	9,914	(17,469)	(2,326)	(9,881)
Currency translation difference	—	—	(1,057)	—	(1,057)
Issuance of share capital Global Blue Group Holding A.G.	—	(1,495,526)	—	—	(1,495,526)
Acquisition of treasury shares	—	10,058	—	—	10,058
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.	—	42,856	—	—	42,856
Exchange of Global Blue management loan notes into shares	—	464,164	—	—	464,164
Effects of capital reorganization	—	(978,448)	—	—	(978,448)
Conversion of shares into equity settled plan	42,632	—	—	—	42,632
Issuance costs	—	115,113	—	—	115,113
Shares bought back by Global Blue Group A.G.	—	(152,787)	—	—	(152,787)
Total contribution by and distribution to owners of the parent, recognised directly in Equity	42,632	(37,674)	—	—	4,958
Closing balance as of September 30, 2020	42,632	(1,006,208)	(18,526)	(2,326)	(984,428)

As of September 30, 2019
(EUR thousand)
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2019	—	9,890	(10,572)	(519)	(1,201)
Currency translation difference	—	—	(2,166)	—	(2,166)
Other transactions	—	24	—	—	24
Closing balance as of September 30, 2019	—	9,914	(12,738)	(519)	(3,343)

.

Three months ended September 30, 2019
(EUR thousand)
Other reserves	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of July 1, 2019	—	9,890	(13,753)	(519)	(4,382)
Currency translation difference	—	—	1,015	—	1,015
Other transactions	—	24	—	—	24
Closing balance as of September 30, 2019	—	9,914	(12,738)	(519)	(3,343)

Treasury shares

As of September 30, 2021
(EUR thousand)
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of September 30, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)
During the three months ended September 30, 2021, 5,000,000 ordinary shares were issued in the parent company and held in trust of Global Blue Group II GmbH.

Three months ended September 30, 2021
(EUR thousand)
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of July 1, 2021	8,086,280	104,135	8,190,415	(9,243)	(880)	(10,123)
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of September 30, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)

As of September 30, 2020
(EUR thousand)
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2020	—	—	—	—	—	—
Acquisition of treasury shares	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)
Closing balance as of September 30, 2020	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)

Three months ended September 30, 2020
(EUR thousand)
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of July 1, 2020	—	—	—	—	—	—
Acquisition of treasury shares	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)
Closing balance as of September 30, 2020	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)

There were no treasury shares in the three and six months to September 30, 2019.

NOTE 10    Share-based Payments

There were no share-based plans in the reported period other than those described in the consolidated financial statement as of March 31, 2021.
There was a change in the number of shares granted because of leavers and the Company changed its assumptions related to non-market conditions. This resulted in a change of number of shares for the calculation of the share based payment reserve:

	SOP	RSA
Number of shares as of April 1, 2021	8,456,527	475,491
Changes due to leavers and non-market conditions	(111,246)	(31,251)
Number of shares as of September 30, 2021	8,345,281	444,240

	SOP	RSA
Number of shares as of July 1, 2021	8,456,527	475,491
Changes due to leavers and non-market conditions	(111,246)	(31,251)
Number of shares as of September 30, 2021	8,345,281	444,240

NOTE 11    Loans and borrowings

(EUR thousand)		As of September 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2021	2021	2020
Long-term financing - Term senior debt		—	—	634,267
Long-term financing - Senior debt facility		630,000	630,000	—
Capitalized financing fees		(7,317)	(8,255)	(9,672)
Revolving Credit Facility (RCF)		99,000	99,000	—
Other bank overdraft		637	111	1,081
Total		722,320	720,856	625,676
Short-term portion		637	111	1,081
Long-term portion		721,683	720,745	624,595
Total		722,320	720,856	625,676

(EUR thousand)	As of September 30			As of March 31
	2021			2021			2020
	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest
Term senior debt	—	—	n.a.	—	—	n.a.	625,507	613,220	3.61%
Senior debt facility	622,683	643,152	3.18%	621,745	640,836	3.18%	—	—	n.a.
Capitalized financing fees - RCF	—	—	n.a.	—	—	n.a.	(912)	(912)	n.a.
Revolving Credit Facility (RCF)	99,000	99,000	n.a.	99,000	99,000	n.a.	—	—	n.a.
Total non-current	721,683	742,152		720,745	739,836		624,595	612,308
Other bank overdraft	637	637	n.a.	111	111	n.a.	1,081	1,081	n.a.
Total current	637	637		111	111		1,081	1,081
Total	722,320	742,789		720,856	739,947		625,676	613,389

Security
First-ranking security has been provided in favor of the lenders under the new SFA. This security includes pledges on the assets of material subsidiaries of the Company at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of September 30	As of March 31
Security	2021	2021	2020
Pledge of shares of consolidated companies (net equity in subsidiaries)	201,770	236,808	93,743
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	27,876	17,609	94,286
Pledge of cash in hand	9,851	4,918	169,952

Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of September 30, 2021 are limited to EUR18.2 million (EUR18.2 million as of March 31, 2021, EUR21.4 million as of March 31, 2020). The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Revolving Credit Facilities
The total drawings under the RCF as of September 30, 2021 were EUR99.0 million ( EUR99.0 as of March 31, 2021 and EUR0.9 million under the old RCF as of March 31, 2020). At this moment, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 12    Deferred income tax assets and liabilities

(EUR thousand)	Three months ended September 30
	2021	2020	2019	2021	2020	2019
	Deferred income tax asset			Deferred income tax liability

Opening balance as of July 1	33,314	14,394	11,125	(15,877)	(30,936)	(45,506)
Acquisition of subsidiaries	—	—	—	(309)	—	—
Tax (charge) / credit recognized in income statement	2,060	8,132	2,042	2,582	4,694	3,703
Exchange differences	(85)	(1,184)	440	23	382	8
Closing balance as of September 30	35,289	21,342	13,607	(13,581)	(25,860)	(41,795)

(EUR thousand)	Six months ended September 30
	2021	2020	2019	2021	2020	2019
	Deferred income tax asset			Deferred income tax liability

Opening balance as of April 1	30,592	12,349	10,864	(19,582)	(34,564)	(49,376)
Acquisition of subsidiaries	—	—	—	(309)	—	—
Tax (charge) / credit recognized in income statement	4,981	9,121	2,360	6,253	9,244	7,519
Exchange differences	(284)	(128)	383	57	(540)	62
Closing balance as of September 30	35,289	21,342	13,607	(13,581)	(25,860)	(41,795)
The movement in the deferred income tax asset balance for both the three and six months ended September 30, 2021 is primarily the result of deferred tax assets recognized on current year tax losses in the operating entities due to COVID-19 business downturn. The movement on the deferred income tax liability in the same periods results from the reversal of taxable temporary differences recognized due to purchase price allocations in past acquisitions.
The entities that were profit-making prior to the pandemic are expected to recover gradually as international travel will resume and as further described in Note 17 (COVID-19 Considerations).

NOTE 13    Business combinations

On September 6, 2021, the Group purchased through numerous steps an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom, for GBP3.0 million (EUR3.5 million). This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control.
Fair value of net assets acquired and cash consideration paid in respect of acquisition of businesses in the six months ended September 30, 2021 were as follows:

(EUR thousand)

Net assets acquired and consideration paid	Yocuda
Software	1,236
Trade and other receivables	323
Cash	510
Trade and other payables	(235)
Income tax payable	(29)
Provisions	(9)
Deferred tax liabilities	(309)
Deferred income	(11)
Fair value of assets and liabilities	1,476
Goodwill arising on acquisition	7,829
Fair value of previously held equity interest	(968)
Consideration payable	8,337
Satisfied by:
Cash consideration paid	(3,502)
Put option	(4,835)
Total consideration	(8,337)

Cash consideration paid	(3,502)
Cash acquired	510
Total net cash outflow	(2,992)

As part of the acquisition, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. Given that the pricing formula of the options makes it virtually certain that the options will be exercised in future, the Group has derecognized the non-controlling interest and instead recognized a financial liability of the estimated amount likely to be paid to the minority shareholders of EUR6.8 million, of which EUR4.8 million represents the nominal value of the shares and is included within the total consideration of the acquisition. The Group has recognized the remaining incremental value of EUR2.0 million as remuneration expense as the floor value included in the pricing formula of the put option represents a benefit to the minority shareholders who will continue rendering services through their remaining involvement in Yocuda as managers.
The fair value of the put option was derived using an option pricing methodology (Monte Carlo simulations) based on revenue distribution and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation.
Yocuda has been fully consolidated for the period September 6, 2021 to September 30, 2021 and in this period has not contributed any material results. The results from operations, had Yocuda been acquired at the beginning of the annual reporting period, are also not material.
The goodwill acquired represents synergies arising from Yocuda’s inherent value of its workforce and its capacity to develop future customer relationships and new technology. The goodwill is not expected to be deductible for tax purposes.
The key and sole intangible asset identifiable separately from goodwill is Yocuda’s technology with a fair value of EUR1.2 million. The fair value has been calculated using an average of fair value obtained through the Relief-from-Royalty approach and the Replacement Cost approach. The key assumptions used for the fair value calculations are as follows:
•Royalty rate used in the Relief-from-Royalty method of 10.5%.
•A discount rate of 15% has been applied to determine the replacement cost.

Prior year acquisitions
ZigZag
On March 19, 2021, the Group acquired 100% of the share capital of ZigZag Global Ltd., a UK-based company operating in the e-commerce sector for a total consideration of EUR66.4 million. Details of this business combination were disclosed in Note 37 of the Group’s financial statements for the year ended March 31, 2021.
The Group recognized EUR0.6 million of accretion expense for the six months ended September 30, 2021 associated with put options issued in conjunction with the acquisition, based on the discount rate of 14.5%.
The fair value of the contingent consideration has been reassessed as of September 30, 2021 and valued at nil. This is due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period. The gain on the change in fair value of EUR9.6 million has been recorded in operating expenses in the income statement.

NOTE 14    Fair value of financial assets and liabilities not measured at fair value

In case of the following short-term financial instruments the carrying amount is a reasonable approximation of the fair value:
a.Trade receivables
b.Other current receivables
c.Income tax receivables
d.Prepaid expenses

e.Trade payables
f.Other current liabilities
g.Accrued liabilities
h.Current income tax liabilities
The fair value of the other non-current other receivables does not differ significantly from the book value. The major part of the non-current other receivables is related to deposits paid for rental of different facilities.
Non-current loans and borrowings include the Senior term debt of which the fair value is disclosed in Note 11 and is categorized as Level 2 within the fair value hierarchy.
Movements in the fair value of these instruments were immaterial, and there were no transfers between fair value hierarchy levels during the six months ended September 30, 2021.
Other long term liabilities include the put options related to the Yocuda and ZigZag acquisitions (Note 13). These have been valued at fair value using an option pricing methodology (Monte Carlo simulations) based on revenue and projected gross profit distribution respectively and are categorized as Level 3 within the fair value hierarchy due to the unobservable inputs utilized in the valuation.
The fair value of the contingent consideration related to the ZigZag acquisition (Note 13) has been reassessed as of September 30, 2021 and valued at nil. This is due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period. There has been no change in the unobservable inputs during the six months ended September 30, 2021.
The following table presents the changes in Level 3 instruments:

(EUR thousand)	Put options	Contingent consideration
Opening balance as of April 1, 2021	7,423	9,618
Loss recognized in income statement	289	—
Exchange differences	(49)	(63)
Closing balance as of June 30, 2021	7,663	9,555
Acquisition of subsidiaries	6,792	—
Loss / (Gain) recognized in income statement	267	(9,585)
Exchange differences	(107)	30
Closing balance as of September 30, 2021	14,615	—
Warrant liabilities are disclosed in Note 15. The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy.
NOTE 15     Warrants

There were no warrants issued or exercised in the six months to September 30, 2021.
The outstanding warrants as of September 30, 2021 amount to 30,735,950 with a fair value of EUR17.2 million. There were no outstanding warrants in the comparative periods presented as of September 30, 2019.
The Company has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price, categorized as Level 2 in the fair value hierarchy (fair value EUR6.6 million). The Company measured the public warrants at fair value by using the Euro equivalent of the closing price of warrants at NASDAQ, categorized as Level 1 in the fair value hierarchy (fair value EUR10.7 million).

	Six months ended September 30
Number of warrants	2021	2020 Restated	2019
Opening balance as of April 1	30,735,950	—	—
Issuance of warrants	—	30,849,974	—
Exercises of warrants	—	—	—
Closing balance as of September 30	30,735,950	30,849,974	—

	Three months ended September 30
Number of warrants	2021	2020 Restated	2019
Opening balance as of July 1	30,735,950	—	—
Issuance of warrants	—	30,849,974	—
Exercises of warrants	—	—	—
Closing balance as of September 30	30,735,950	30,849,974	—

(EUR thousand)	Six months ended September 30
Warrant liabilities	2021	2020 Restated	2019
Opening balance as of April 1	30,979	—	—
Issuance of warrants	—	20,196	—
Exercises of warrants	—	—	—
Change in fair value of warrants	(13,735)	(1,921)
Closing balance as of September 30	17,244	18,275	—

(EUR thousand)	Three months ended September 30
Warrant liabilities	2021	2020 Restated	2019
Opening balance as of July 1	41,728	—	—
Issuance of warrants	—	20,196	—
Exercises of warrants	—	—	—
Change in fair value of warrants	(24,484)	(1,921)
Closing balance as of September 30	17,244	18,275	—

NOTE 16    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of September 30, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	—	—	—	—
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.9%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	12,000,000	5,929,477	17,929,477		—
Total incl. GB Group	192,534,962	23,717,989	216,252,951		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	—	—	—	—
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.3%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2020
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	40,000,000	—	40,000,000	100.0	—
Total excl. GB Group	40,000,000	—	40,000,000	100.0%	—
GB Group	—	—	—		—
Total incl. GB Group	40,000,000	—	40,000,000		—

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group

Ordinary shares
For the six months ended September 30, 2021, there was no change in the conditions for the Ordinary shares. Please refer to Note 9 for details.
Preference shares
For the six months ended September 30, 2021, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares. Please refer to Note 9 for details.
Warrants
For the six months ended September 30, 2021, there was no change in the conditions for the Warrants. Please refer to Note 15 for details.

NOTE 17    COVID-19 Considerations
A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
Impact on Global Blue
The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition.
Following the approvals of various COVID-19 vaccines, progressive vaccination and the introduction of the COVID-19 certificates, international travelling started to gradually re-open and consequently, shops started to see international travelers back requesting their Tax Free Forms, with the exception of Asia, where inbound and outbound travelling still observes a number of restrictions.
Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs:
Personnel costs:
Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
Non-personnel costs:
Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing Global Blue to postpone certain tax payments.
Global Blue’s average monthly Fixed Adjusted Operating expenses (Operating expenses excluding exceptional items and depreciation and amortization) for the six months ended September 30, 2021 was EUR7.9 million.
Liquidity and Capital Resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Historically our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of 12 months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.

Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows for monthly expenditures and to settle longer-dated merchant payables and (iii) monthly cash expenditures.
Once the COVID-19 pandemic subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-pandemic levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position and bank overdraft facilities. Given the global and evolving nature of the pandemic and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for the financial year ending March 31, 2022 cannot be accurately quantified at this time.
The Company requires and will need significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and, in certain cases, expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. The Company could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to the Company, or at all.
As of September 30, 2021, the Company had cash and cash equivalents of EUR82.7 million, which were predominantly held in Euro. As of September 30, 2021, the Company had EUR722.3 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR622.7 million in long-term financing (borrowings of EUR630.0 million less EUR7.3 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.6 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR82.1 million comprising of EUR63.1 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million funded by certain selling shareholders), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.

Global Blue’s trade payables increased from EUR147.5 million as of March 31, 2021 to EUR173.6 million as of September 30, 2021. Of the remaining September 30, 2021 balance, EUR59.0 million represents payables to merchants for revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables or representing a credit for merchants to buy Global Blue’s marketing and BI services. In addition, EUR72.7 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.

Global Blue’s trade receivables increased from EUR31.3 million as of March 31, 2021 to EUR101.3 million as of September 30, 2021, mainly due to increased business activities with additional VAT receivables to merchants. In the initial months following travel disruptions such as the ongoing COVID-19 pandemic, Global Blue generates cash from collecting near-term VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and our local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of these financial statements. Given the near-term impacts of the COVID-19 pandemic, and that the exact timing of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the pandemic and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view.
In scenarios wherein the low volume environment persists, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR12.4 million (Fixed Adjusted Operating Expenses EUR7.9 million , Capital Expenditures EUR1.7 million, Lease payments EUR1.0 million and Interest EUR1.8 million ), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that have started to expire or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR19.7 million pre-COVID-19 level.

NOTE 18    Events after the reporting period
On November 24, 2021, a new variant of SARS-CoV-2, was reported to the World Health Organization (WHO), which named it "Omicron". As of the date of the publication of this report, there are no clear indications on how easily the Omicron variant spreads or the severity of illness it causes, or how well available vaccines and medications work against it. Various governments have already announced a mix of short-term preventative measures, which are currently being assessed by the Company. At this stage, the Company is unable to assess whether, and how international travel and/or the level of extra-regional shopping activity around the world could be affected, and hence what impact it could have on Global Blue's operations and financial results.
Effective November 22, 2021, the existing USD75.0 million equivalent to EUR64.4 million Supplemental Liquidity Facility was amended (the “Amended Supplemental Liquidity Facility”) providing for, among other things, (i) an extension to the availability period for the facility to April 8, 2022; (ii) an amendment to the maturity date for loans borrowed to the earlier of (1) the date falling on the second anniversary of the date of the initial utilization of loans under the Amended Supplemental Liquidity Facility and (2) February 28, 2024; (iii) the removal of certain conditions to utilization relating to liquidity needs and lack of third-party financing arrangements; and (iv) the inclusion of new undertakings for the Company with respect to repayment of the loans under the Amended Supplemental Liquidity Facility and the use of reasonable endeavors to obtain third party financing (subject to certain conditions). As of the date of the issuance of this Form 6-K , no amount from the above-mentioned Supplemental Liquidity Facility has been drawn.

Exhibit 99.1

SECOND QUARTER AND HALF-YEAR
2021-2022 EARNINGS RELEASE

NEW FINANCIAL MATERIALS
ON GLOBAL BLUE WEBSITE

Eysins, Switzerland, December 10, 2021

Global Blue Group Holding AG (NYSE: GB and GB.WS) announced that, later today on December 10, 2021, it will release its second quarter and half-year results for the six-month period ended September 30, 2021.

This earnings release will include the Management’s Discussion and Analysis of Financial Position and Results of Operations (MD&A) in addition to the accompanying Consolidated Financial Statements and the Investor presentation.

An audio recording of commentary on the second quarter and half-year results by Jacques Stern, Chief Executive Officer, and Loic Jenouvrier, Chief Financial Officer, will also be made available.

These materials will be available on Global Blue’s Corporate website, www.globalblue.com/corporate and can be found in the ‘Investors’ section, under the ‘Financial publications’ and ‘Regulatory information & SEC filings’ subsections.

CONTACTS

Media : Domitille Pinta, VP Communications
+33 6 11 07 52 90 - dpinta@globalblue.com

Analysts/Investors : Frances Gibbons, Head of Investor Relations
+44 78 15 03 42 12– fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, it has become the leading strategic technology and payments partner, empowering merchants to capture the growth of international shoppers.
The Group connects all stakeholders involved in the international shopping ecosystem, helping:

•More than 29 million international shoppers receive a seamless and personalised shopping experience, enabling them to claim back the VAT on their eligible purchases when they shop abroad and to pay in their home currency at a guaranteed best rate,
•More than 300,000 points of sale, including leading department stores and luxury brands, identify growth opportunities through smart data and intelligence solutions, increase footfall through data-driven marketing solutions and convert traffic into merchant revenue through innovative in-store technologies,
•More than 50 acquirers, at around 130,000 points of interaction, benefit from additional revenue streams and offer merchants and travellers Dynamic Currency Conversion options and other Added-Value Payment Solutions,
•Customs & authorities in more than 40 countries increase country attractiveness and ensure a secure and compliant Tax Free Shopping scheme.

Global Blue is listed on the NYSE under the ticker [GB]. For more information, visit http://www.globalblue.com/corporate/